BAKER & McKENZIE

貝克·麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

RECEIVED
2006 APR 27 A 6:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

[redacted]

06013354

Our ref: 32002208-000003
By Hand

April 21, 2006

Securities and Excha
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Mail stop 0405-Attention to Susan Min (202)-9421951

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated January 11, 2006, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2429 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Michelle Li / Joyce Yip

Encl.

PROCESSED
MAY 15 2006
THOMSON
FINANCIAL

dlw 5/12

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission dated on April 13, 2006

1. Announcement of the Final Results for the Year Ended 31 December, 2005 and Notice of Annual General Meeting, released on April 19, 2006, in English and in Chinese.

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2866)

ANNOUNCEMENT OF THE FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER, 2005

FINANCIAL HIGHLIGHTS

- Turnover increased 26.9% to RMB28,374,680,000
- Operating profit decreased 9.0% to RMB4,730,576,000
- Profit attributable to equity holders decreased 10.7% to RMB3,582,782,000

The board of directors (the "Board") of China Shipping Container Lines Company Limited ("CSCL" or the "Company") is pleased to present the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December, 2005, together with the comparative figures for the year ended 31 December, 2004.

CHAIRMAN'S STATEMENT

After the prosperous shipping year in 2004, year 2005 was still a rather booming year in the shipping industry. Under such operating environment, the Group continued to develop at a rapid pace.

During 2005, capturing business opportunities in the shipping industry and relying on the continuous rapid growth in China's economy, and making full use of its strengths in fleet, cost, operation and management, the Group was able to achieve remarkable results again under an operating environment where there was a general increase in operation costs. I am pleased to report that for the year ended 31 December, 2005, the Group recorded a turnover of RMB28,374,680,000, achieving an increase of 26.9% as compared with the same period last year. However, profit before income tax decreased by 8.2% as compared with the same period last year to RMB4,309,263,000 and profit attributable to equity holders decreased by 10.7% as compared with the last year to RMB3,582,782,000 as a result of an increase in operation cost such as fuel price, etc.

The Board recommends the payment of a final dividend of RMB0.12 per share.

OPERATION REVIEW

During 2005, the world economy was in the cycle of stable growth. Growth rate of the global economy for the year was 4.3% (information source: IMF forecast of world economy). With the increasing recovery of cross-border investments, world trade developed rapidly with a growth rate of approximately 7%. China's economy still showed strong performance during 2005, achieving an increase of 9.9%. Total amount of imports and exports was more than RMB1,400 billion (information source: National Bureau of Statistics of China). As a result, container through-put in China for the year 2005 reached 75.8 million TEU, representing an increase of 23% as compared to 2004 (information source: PRC's Ministry of Communications). Global container through-put for the year 2005 increased by approximately 9.9% as compared to 2004 (information source: Drewry quarterly report). The overall performance of the market is quite prosperous.

However, the rapid growth of global container shipping capacity as well as the continuous rise in the operation cost of fuel price, fleet cost and port charges constituted to a certain extent negative factors in the operation of liner shipping companies.

The Group adopted a series of measures during 2005 according to the complex and fluctuating market situation:

I. The Group continued to optimize fleet structure and improve core competitiveness of the fleet. For the year 2005, 21 large container vessels with a total capacity of 95,113 TEU were added to the fleet. As a result, vessels with capacity of more than 4,000 TEU accounted for 76.7% of total shipping capacity of the Group and the average age of the fleet was 1.95 years old only. The large-scale and modernization of the container fleet had been enhanced to a new level. The fleet structure was further improved.

II. The Group upgraded shipping capacity in the major trade lanes and improved the overall structure of global trade lanes. The Group upgraded the shipping capacity in trade lanes including West America route and Europe/Mediterranean route to satisfy the demand for capacity due to an increase in market trading volume. The Group newly inaugurated trade lanes including the fifth European route, the third Australian route, the Around The World route, Europe – Mediterranean route and Mediterranean – North Africa route. At the same time, the Group strengthened service network of feeder transportation including regions such as Mediterranean, Southeast Asia and the Yangtse River, etc.

III. The Group strived to explore and expand the market and enhance its ability in soliciting cargo. The Group was able to enlarge the proportion of basic supply of cargo and enhance ability to withstand fluctuation and risks in market through tasks including setting up additional agency network points, supervising port agents to strengthen ability in soliciting cargo as well as contracting with beneficial cargo owners and large customers.

IV. The Group strived to stringently control its operation costs and increase income while reducing expenses. The Group's operation costs had increased rapidly as a result of a relatively large increase in additional capacity and an increasingly improved overall arrangement of trade lanes. Therefore, the Group on the one hand adjusted the surcharge level, on the other hand devoted much efforts to reduce each kind of operation cost including transshipment cost, container control cost and fuel cost, etc.

V. The Group strengthened its cooperation with other liner shipping companies in order to reduce operation cost while expanding the coverage of trade lanes.

VI. The Group rode on its unique advantage and increased income by means of flexible deployment of resources. The Group enhanced utilization of its vessels, saved costs of purchasing feeder services and reduced cost of repositioning containers through measures such as deploying reefer containers to carry dry cargo, carrying feeder cargoes on major trade lanes and carrying both international and domestic cargo on the same vessel, etc.

OUTLOOK

In 2006, the world economy and world trade will continue the current trend of stable growth. It is forecasted by International Monetary Fund that the growth in the world's economy will maintain at the level of approximately 4.3% and trade volume will increase by about 7.4%. It is hopeful that the PRC's foreign trade will increase by about 15% as compared to 2005 to over RMB1,600 billion. (information source: Ministry of Commerce of the PRC).

Although the demand for container shipping maintains at a booming state, the concentrated delivery of global new additional capacity in 2006 will result in pressure on the freight rate of major trade lanes in the shipping market. It is forecasted by Drewry that in 2006, the global additional capacity will increase by about 15.7%, which is higher than the increase in container through-put of 9.7%. However, we believe that the pressure on the trade lanes with concentrated capacity will be alleviated as a result of the adjustment of trade lanes of each liner shipping company. Moreover, coverage of trade lanes will be further expanded. New regional feeder services including the Black Sea, Mediterranean and the Caribbean Sea are being developed and major trade lanes are being extended as a result of the growth in the economies in the Middle East, South Asia, Africa, South America and East Europe, etc. Accordingly, certain proportion of newly increased capacity will be digested. In addition, the state of surplus capacity growth over container volume growth will be alleviated to a certain extent as a result of factors including port infrastructure and the trade imbalance between eastbound and westbound.

Under the present operating environment, the Group, always with investors' interests in mind, will make full use of its high level of management and operation skill to pursue excellence.

In 2006, the Group will implement the following strategies and operation programme:

I. To continue to optimize fleet structure and improve core competitiveness of the Group. In 2006, 13 new vessels with a total capacity of 63,992 TEU will be put into operation, of which the super large container vessels with a capacity of 9600 TEU will be delivered and put into operation in trade lanes in Far East/ Europe. It is estimated that the container vessels with capacity of over 4000 TEU will account for 78.6% of the total capacity of the Group by the end of the 2006. Since most of these vessels were ordered during the period between 2001 and 2003, which was the down cycle of the shipping industry, thus the cost is relatively lower than market price. With the deployment of these vessels, the Group will reduce its cost further in the future.

II. To expand the trade lanes coverage and explore the more profitable shipping business between third countries

1. The Group has inaugurated many new trade lanes according to the market situation including the route from Far East to Middle East, the route from Far East to the west coast of South America, the route from Middle East to Europe, the route from Europe to the east coast of North America and so on and is planning to inaugurate the trade lanes including route from Europe to the east coast of South America, route 7 to Europe, route 4 to the Mediterranean sea, the route through Red Sea, the route from Europe to US Gulf, the route from Europe to Latin America and the route from the Mediterranean sea to the West Africa, etc..

2. The Group will continue to construct and further improve the local regional networks within the regions in Asia, the Mediterranean sea, Middle East, Baltic Sea, and Latin Americas, etc, and this will further expand the coverage of its service as well as reduce the transshipment cost.

III. To expand and enhance the cooperation between the trade lanes and the exchange of slots, increase the frequency of the shipping schedules, expand the market, shorten the delivery time, decrease the volume of transshipment as well as increase the efficiency and to reduce cost.

IV. To stabilize freight rates and increase profits. As the market has been improving, all trade lanes have been fully loaded and even overloaded since March, which laid a sound foundation for increasing freight rates. The freight rates for Europe/Mediterranean trade lanes have been increased by US$200/US$400 (20' GP/40' GP) from 1st April. From 1st May, the freight rates for the west coast of America trade lanes will be increased by US$150/FEU, and inland America will be increased by US$350/FEU and east coast of America will be increased by US$400/FEU. The freight rates for Australian, Middle East and African trade lanes also increased at varying degrees. What's more, the Group has also adjusted fuel surcharge in a timely manner according to the upward trend of the oil price. The fuel surcharge for Europe/Mediterranean trade lanes was increased to US$270/TEU from US$240/TEU earlier this year. The fuel surcharge for American trade lanes in Q1 has been increased to US$590/TEU from US$455/TEU at the end of last year.

V. To control cost and improve efficiency. The Group has locked in 270,000 tons of fuel. Calculated on the basis of 75,800 tons that have been consumed, the Group has saved about US$1,780,000. Calculated on the basis of the current oil price, savings for the whole year is expected to be around US$10,000,000 by oil price hedging. The Group will continue to pay close attention to changes in the fuel market and lock in fuel in a timely manner and control sailing speed to save costs. In addition, the Group will refine its management on its port charges, containers costs and the costs of inland, transshipment and inland transshipment. For example, to reduce inland expenses by controlling the proportion of inland cargo in North America within 40%.

VI. By relying on the strong growth of China's economy, to continue to expand its market share of China's imports and exports and steadily boost its market share of domestic ports from 10% to 15%. Furthermore, in order to satisfy the expanding demand of its fleet, the Group will also focus on those newly inaugurated third country markets to increase the overseas network of cargo solicitation ports hence to increase its market share of global container shipping market.

VII. To control the investment size appropriately according to the change of shipping market thus to guarantee the investment return and control the gearing ratio in a reasonable range. Meanwhile the Group will continue to pay close attention to the foreign exchange risk (i.e. RMB appreciation), and adopt appropriate measures including timely foreign exchange conversion and financial hedging instruments to mitigate the Group's currency exposure.

VIII. To seek new sources of profit growth; the export and import volume of vehicle in China has been increased rapidly and the Group will enter into the vehicle-shipping business at the appropriate time. Moreover, the Group will also strengthen the strategy research related to the industry development such as terminal and logistics according to the future development of the Company, so as to enhance extended services and increase marginal profit.

The outstanding achievement in 2005 is owed to the efforts of all the employees of the Group and the support from all of the shareholders. I would like to take this opportunity to express my sincere gratitude on behalf of the Group to all of them. Regarding the future, the Group, with full confidence, will return more to the shareholders with the unchanged spirit of professionalism, diligence and commitment.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended 31 December, 2005

		Year ended 31 December	
		2005	**2004** Restated
	Note	*RMB'000*	*RMB'000*
Turnover	3	28,374,680	22,363,851
Operating costs	4,6	(23,331,132)	(16,879,582)
Gross profit		5,043,548	5,484,269
Other income	5	238,262	52,634
Administrative and general expenses	6	(551,234)	(335,680)
Operating profit		4,730,576	5,201,223
Finance costs	7	(427,273)	(512,495)
Share of profit of an associated company		5,960	5,840
Profit before income tax		4,309,263	4,694,568
Income tax expense	8	(724,168)	(674,177)
Profit for the year		3,585,095	4,020,391
Attributable to:			
Equity holders of the Company		3,582,782	4,013,622
Minority interest		2,313	6,769
		3,585,095	4,020,391
Dividends	10	723,600	1,686,098
Basic earnings per share for profit attributable to the equity holders of the Company during the year (expressed in RMB per share)	9	RMB0.59	RMB0.80

CONSOLIDATED BALANCE SHEET
As at 31 December, 2005

	Note	As at 31 December 2005 RMB'000	2004 Restated RMB'000
ASSETS			
Non-current assets			
Fixed assets		20,770,813	15,190,586
Land use rights		13,686	–
Goodwill		13,281	13,281
Interest in an associate company		47,596	46,892
		20,845,376	15,250,759
Current assets			
Bunkers		553,080	250,051
Trade and notes receivables	11	4,054,345	3,357,071
Prepayments and other receivables		129,154	313,488
Cash and cash equivalents		3,423,373	5,863,491
		8,159,952	9,784,101
Total assets		29,005,328	25,034,860
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital		6,030,000	6,030,000
Other reserves		6,128,838	5,613,174
Retained earnings			
– Proposed final dividend		723,600	1,206,000
– Others		3,709,426	1,463,665
Minority interest		37,460	32,349
Total equity		16,629,324	14,345,188
LIABILITIES			
Non-current liabilities			
Long-term bank loans		5,107,112	4,569,928
Finance lease obligations		2,404,974	1,616,829
Deferred tax liabilities		637,120	149,957
		8,149,206	6,336,714
Current liabilities			
Trade and notes payables	12	2,759,412	2,140,778
Accrual and other payables		305,702	338,569
Short-term bank loans		–	381,520
Long-term bank loans – current portion		501,053	445,030
Finance lease obligations – current portion		458,681	438,948
Income tax payable		201,950	128,015
Special dividend to ultimate holding company		–	480,098
		4,226,798	4,352,958
Total liabilities		12,376,004	10,689,672
Total equity and liabilities		29,005,328	25,034,860
Net current assets		3,933,154	5,431,143
Total assets less current liabilities		24,778,530	20,681,902

NOTES:

1. GENERAL INFORMATION

The Company was established in the People's Republic of China (the "PRC") on 28 August, 1997 as a company with limited liability under the Company Law of the PRC. On 3 March, 2004, the Company was transformed into a joint stock limited company under the Company Law of the PRC (the "Transformation") by converting its registered capital and reserves as at 31 October, 2003 into 3,830,000,000 shares of RMB1 each. The Company's H shares (the "Share Issue") have been listed on the Main Board of the Stock Exchange of Hong Kong Limited (the "Main Board") since 16 June, 2004.

2. BASIS OF PREPARATION AND CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

The consolidated accounts of the Company have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"). The consolidated accounts have been prepared under the historical cost convention, as modified by the revaluation of certain financial assets and financial liabilities at fair value through profit or loss, which are carried at fair value.

The adoption of new/revised HKFRS

In 2005, the Group adopted the new/revised standards and interpretations of HKFRS below, which are relevant to its operations. The 2004 comparatives have been amended as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 32	Financial instruments: Disclosures and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HK(SIC)-Int 15	Operating Leases – Incentives
HKFRS 2	Share-based Payments
HKFRS 3	Business Combinations

The adoption of new/revised HKASs 1, 2, 7, 8, 10, 21, 23, 24, 27, 28, 33, 36 and HK(SIC)-Int 15 did not result in substantial changes to the Group's accounting policies. In summary:

(i) HKAS 1 has affected the presentation of minority interest, share of net after-tax results of associated companies and other disclosures.

(ii) HKASs 2, 7, 8, 10, 23, 27, 28, 33 and HK(SIC)-Int 15 had no material effect on the Group's policies.

(iii) HKAS 21 had no material effect on the Group's policy. The functional currency of each of the consolidated entities has been re-evaluated based on the guidance to the revised standard.

(iv) HKAS 24 has affected the identification of related parties and some other related-party disclosures.

(v) HKAS 16

Vessel repairs and surveys
The adoption of HKAS 16 has resulted in a change in the accounting policy relating to the vessel repairs and surveys. Upon acquisition of a vessel, the components of the vessel which are required to be replaced at the next dry-docking are identified and these costs are depreciated over the period to the next estimated dry-docking date. Costs incurred on the subsequent dry-docking of vessels are capitalised and depreciated over the period to the next estimated dry-docking date. When significant dry-docking costs are incurred prior to the expiry of the depreciation period, the remaining costs of the previous dry-docking are written off immediately.

In previous years, the components of the vessels which are required to be replaced at the next dry-docking are not separately identified and are depreciated over the estimated useful life of the vessels and dry-docking costs for vessels are charged to the profit and loss account as incurred. This accounting policy has been changed to conform with HKAS 16 and the change has been applied retrospectively. The effect of the changes is summarised below:

	As at 31 December	
	2005	**2004**
	RMB'000	*RMB'000*
Decrease in opening retained earnings	15,874	7,087
Decrease in fixed assets	25,627	23,693
Decrease in deferred tax liabilities	8,458	7,819

	Year ended 31 December	
	2005	**2004**
	RMB'000	*RMB'000*
Increase in operating cost	1,933	13,115
Decrease in income tax expense	638	4,328

Residual values of the assets
The residual values of assets and their useful lives are reviewed and adjusted if appropriate, at each balance sheet date.

During the year, the residual values of fixed assets were reassessed, and accordingly, depreciation charge of fixed assets for the year ended 31 December, 2005 has been calculated based on the revised estimated residual values. This represented a change in accounting estimate and the depreciation charge for the year has been reduced by RMB111 million.

(vi) HKAS 17
The adoption of revised HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of land use rights from fixed assets to operating leases. The up-front prepayments made for the land use rights are expensed in the profit and loss account on a straight-line basis over the period of the lease or when there is impairment, the impairment is expensed in the profit and loss account. In prior years, the land use rights were accounted for at cost less accumulated depreciation and accumulated impairment. The adoption of HKAS 17 has resulted in restatement of the cost of the land use rights of RMB13,686,000 as at 31 December, 2005 and a corresponding decrease in fixed assets of the same amount.

(vii) HKASs 32 and 39
The adoption of HKASs 32 and 39 has resulted in a change in the accounting policy relating to the classification of financial assets at fair value through profit or loss and change in recognition and measurement of loans and receivables and borrowings.

(viii) HKFRS 3, HKAS 36 and HKAS 38
The adoption of HKFRS 3, HKAS 36 and HKAS 38 results in a change in the accounting policy for goodwill. Until 31 December, 2004, goodwill was:

- Amortised on a straight line basis over a period of 10 years; and
- Assessed for an indication of impairment at each balance sheet date.

In accordance with the provisions of HKFRS 3:

- The Group ceased amortisation of goodwill from 1 January, 2005;
- Accumulated amortisation as at 31 December, 2004 has been eliminated with a corresponding decrease in the cost of goodwill;
- From the year ended 31 December, 2005 onwards, goodwill is tested annually for impairment, as well as when there is indication of impairment.

HKFRS 3 is applied prospectively from 1 January, 2005.

(ix) HKFRS 2
The adoption of HKFRS 2 has resulted in a change in the accounting policy for share-based payments. Until 31 December, 2004, there was no share-based scheme in place. Effective on 1 January, 2005, the Group expenses the cost of share appreciation rights in the profit and loss account. The share appreciation rights scheme of the Group was introduced on 12 October, 2005.

All changes in the accounting policies have been made in accordance with the transitional provisions in the respective HKFRS. All standards adopted by the Group are applied prospectively on or after 1 January, 2005 other than HKAS16, which requires retrospective application.

Standards, interpretation and amendments to published standards that are not yet effective
Certain new standards, amendments and interpretations to existing standards (collectively "New Standards") have been published by the HKICPA that are effective for accounting periods beginning on or after 1 January, 2006 or later periods.

The Group does not early adopt these New Standards in the accounts for the year ended 31 December, 2005. The Group has already commenced an assessment of the impact of these New Standards but is not yet in a position to state whether these New Standards would have a significant impact on its results of operations and financial position.

3. TURNOVER AND SEGMENT INFORMATION

The principal activities of the Group are owning, chartering and operating container vessels for the provision of international and domestic container marine transportation service. Turnover represents gross revenues from liner and chartering services, net of discounts allowed, where applicable.

	2005	**2004**
	RMB'000	*RMB'000*
Turnover		
Liner	28,126,526	22,038,357
Chartering	248,154	325,494
	28,374,680	22,363,851

In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

The business segment reporting includes provisions of liner service and chartering of vessels. In respect of the geographical segment reporting, segment revenues from liner and chartering services cover the world's major trade lanes.

Primary reporting format – business segments
The Group's business is organised into two business segments: liner and chartering. The Group's business is dominated by provision of liner services. The chartering business is of insufficient size to be reported separately.

Secondary reporting format – geographical segments
The Group's liner and chartering businesses are managed on a worldwide basis. The turnover generated from the world's major trade lanes includes America, Europe/Mediterranean, Australia, East and Southeast Asia, China domestic and others.

The directors of the Company consider that the nature of the Group's business precludes a meaningful allocation of the Group's assets to specific geographical segments as defined under HKAS 14 "Segment Reporting". Accordingly, geographical segment information is only presented for turnover:

	2005	**2004**
	RMB'000	*RMB'000*
America	11,341,455	8,687,942
Europe/Mediterranean	10,451,232	7,806,185
Australia	1,378,370	1,215,417
East and Southeast Asia	1,758,694	1,527,992
China Domestic	1,938,820	1,668,410
Others	1,506,109	1,457,905
	28,374,680	22,363,851

4. OPERATING COSTS

	2005	**2004** Restated
	RMB'000	*RMB'000*
Operating costs		
Container and cargo	10,473,989	8,003,143
Veswsel and voyage	7,752,946	5,646,923
Sub-route and others	5,104,197	3,229,516
	23,331,132	16,879,582

5. OTHER INCOME

	2005	**2004** Restated
	RMB'000	*RMB'000*
Information technology services fees	25,825	24,029
Recovery of payment for claims	28,305	14,565
Compensation income *(note (i))*	99,331	–
Interest income	84,801	14,040
	238,262	52,634

Note:

(i) Pursuant to an agreement between a fellow subsidiary and the City of Los Angeles on 21 May, 2005, the City of Los Angeles will make compensation to the fellow subsidiary for the delay in providing premises at Berths 100-102. Out of the aforementioned compensation receivable from the City of Los Angeles, the fellow subsidiary agreed to pay US$12,000,000 to the Company to compensate the Company for the additional costs incurred by the Group due to the delay in the provision of port related services.

6. **EXPENSES BY NATURE**

	2005 RMB'000	2004 Restated RMB'000
Auditor's remunerations	4,500	3,145
Cost of bunkers consumed	4,383,763	2,594,842
Depreciation:		
– Owned container vessels chartered-out under operating leases	20,316	10,939
– Other owned assets	414,101	452,599
– Containers under finance leases	441,202	350,052
	875,619	813,590
Amortisation of goodwill	–	458
Loss on disposal of fixed assets	5,034	270
Operating lease rental:		
– Container vessels	2,360,813	2,557,456
– Containers	587,459	409,826
– Buildings	32,809	29,503
	2,981,081	2,996,785
Provision/(reversal of provision) for impairment of receivables	6,211	(4,623)
Staff costs, including directors' and supervisors' emoluments	605,171	516,241
Foreign exchange losses/(gains)	58,699	(49,821)
Bank charges	1,598	3,638

7. **FINANCE COSTS**

	2005 RMB'000	2004 Restated RMB'000
Interest expenses:		
– bank loans	278,404	341,660
– finance lease obligations	288,520	266,549
Total interest expense	566,924	608,209
Less: amount capitalised in vessels under construction	(139,651)	(95,714)
	427,273	512,495

The capitalisation rate applied to funds borrowed generally and utilised for the vessels under construction is 5.46% (2004: 5.25%) per annum for the year ended 31 December, 2005.

8. **INCOME TAX EXPENSE**

	2005 RMB'000	2004 Restated RMB'000
Current income tax		
– Hong Kong profits tax *(note (i))*	2,198	7,214
– PRC enterprise income tax *(note (ii))*	234,807	425,956
Deferred taxation	487,163	241,007
	724,168	674,177

(i) **Hong Kong profits tax**
Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits for year ended 31 December, 2005.

(ii) **PRC enterprise income tax ("EIT")**
Pursuant to notifications issued by the State Tax Bureau on 2 September, 2004, the Company and certain of its subsidiaries ("Tax Entities") were assessed for EIT on a consolidated basis with China Shipping (Group) Company for the period from 1 January, 2004 to 2 March, 2004. China Shipping (Group) Company did not allocate any EIT to the Tax Entities for the period. Accordingly, the Tax Entities did not have any EIT payable for the period from 1 January, 2004 to 2 March, 2004.

On 3 March, 2004 the Company was converted into a joint stock limited company under the Company Law of the PRC and was registered in the Pudong New District. According to the relevant laws and regulations, the EIT rate applicable to the Company from 3 March, 2004 onwards is 15%. The Company's subsidiaries previously included in the Tax Entities are subject to EIT at a rate of 33% from 3 March, 2004 onwards.

The Company's other subsidiaries incorporated in the PRC are subject to EIT at a rate ranging from 0% to 33% for the year ended 31 December, 2005 (2004: 0% – 33%).

Pursuant to relevant EIT regulations, the profits derived by the Company's overseas subsidiaries are subject to EIT. The Company has obtained approval from the tax bureau to adopt a fixed rate of 16.5% on the profits of the overseas subsidiaries for EIT purposes.

9. **EARNINGS PER SHARE**
Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company RMB3,582,782,000 (2004: RMB 4,013,622,000) by the weighted average number of 6,030,000,000 (2004: 5,026,174,863) shares in issue during the year.

	2005 RMB'000	2004 RMB'000
Profit attributable to equity holders of the Company	3,582,782	4,013,622
Weighted average number of ordinary shares in issue (thousands)	6,030,000	5,026,175
Basic earnings per share (RMB per share)	RMB0.59	RMB0.80

Diluted earnings per share has not been presented as the Company has no potential dilutive shares during the year.

10. **DIVIDENDS**

	2005 RMB'000	2004 RMB'000
Special dividend to ultimate holding company *(note (i))*	–	480,098
Final, proposed of RMB0.12 (2004: RMB0.2) *(note (ii))*		
– per domestic share	433,200	722,000
– per H share	290,400	484,000
	723,600	1,206,000
	723,600	1,686,098

(i) **Special dividend to ultimate holding company**
In accordance with the "Provisional Regulation relating to Corporate Reorganization of Enterprises and Related Management of State-owned Capital and Financial Treatment", which was issued by the Ministry of Finance of the PRC and became effective from 27 August, 2002, the Company is required to distribute to China Shipping (Group) Company the Company's net profit for the period from 1 November, 2003 (being the first day after the date of the valuation of the assets of the Company) to 2 March, 2004 (being the day immediately prior to the conversion of the Company into a joint stock limited company) (the "Special Period"), determined in accordance with Accounting Standards for Business Enterprises and Accounting Systems for Business Enterprises of the PRC, payable out of the Company's internal resources and/or cash generated from the Company's operating activities (the "Profit Appropriation"). Holders of H Shares are not entitled to participate in the distribution arising from the Profit Appropriation.

The Company has engaged BDO Zhong Hua Certified Public Accountants上海眾華滬銀會計師事務所 to perform a special audit on the Company's accounts for the Special Period to determine the profit for the Special Period for distribution to China Shipping (Group) Company. According to the audited accounts, the net profit for the Special Period amounted to RMB480,098,000.

(ii) The dividends paid during the year ended 2005 were special dividend to ultimate holding company of RMB480,098,000 and 2004 final proposed dividend of RMB 1,206,000,000 (RMB 0.2 per share). A dividend in respect of 2005 of RMB0.12 per share, amounting to a total dividend of RMB723,600,000 was proposed at the Board of Directors' Meeting held on 18 April, 2006. These accounts do not reflect this dividend payable.

11. TRADE AND NOTES RECEIVABLES

	The Group As at 31 December 2005 RMB'000	2004 RMB'000
Trade receivables		
– Fellow subsidiaries	1,997,785	1,955,125
– Others	1,933,858	1,283,123
	3,931,643	3,238,248
Notes receivables	122,702	118,823
	4,054,345	3,357,071

The ageing analysis of the trade and notes receivables is as follows:

	The Group As at 31 December 2005 RMB'000	2004 RMB'000
1 to 3 months	2,547,888	3,146,994
4 to 6 months	699,593	313,935
7 to 9 months	428,547	–
10 to 12 months	499,913	11,527
Over 1 year	8,463	8,463
	4,184,404	3,480,919
Less: provision for impairment of receivables	(130,059)	(123,848)
	4,054,345	3,357,071

Credit policy
Credit terms in the range between 30 to 50 days are granted to those customers with good payment history. Invoices to other customers are due for payment upon presentation.

12. TRADE AND NOTES PAYABLES

	The Group As at 31 December 2005 RMB'000	2004 RMB'000
Trade payables		
– Fellow subsidiaries	467,858	268,862
– Others	2,281,554	1,852,116
	2,749,412	2,120,978
Notes payables	10,000	19,800
	2,759,412	2,140,778

The ageing analysis of the trade and notes payables is as follows:

	The Group As at 31 December 2005 RMB'000	2004 RMB'000
1 to 3 months	1,954,087	1,600,936
4 to 6 months	697,283	525,038
7 to 9 months	108,042	14,804
	2,759,412	2,140,778

The figures above in respect of the preliminary announcement of the Group's results for the year ended 31 December, 2005 have been agreed by the Group's auditors, PricewaterhouseCoopers, to the amounts set out in the Group's consolidated accounts for the year. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by PricewaterhouseCoopers on the preliminary announcement.

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review

For the year ended 31 December, 2005, the Group recorded a turnover of RMB28,374,680,000, representing an increase of 26.9% as compared to the previous year; profit before income tax was RMB4,309,263,000, representing a decrease of 8.2% as compared to the last year; profit attributable to equity holders amounted to RMB3,582,782,000, representing a decrease of 10.7% as compared to the last year; loaded cargo volume for the whole year amounted to 4,597,395 TEU, representing an increase of 25.8% as compared to the last year. For the year ended 31 December, 2005, the average freight rate per TEU of the Group amounted to RMB6,049.8, representing an increase of 0.8% as compared to the previous year.

As at 31 December, 2005, the total shipping capacity of the Group reached 347,851 TEU. The average shipping capacity for the year increased 30.4% as compared to last year.

FINANCIAL REVIEW

Turnover

The Group's turnover increased by RMB6,010,829,000 or 26.9% from RMB 22,363,851,000 for the year ended 31 December, 2004 to RMB28,374,680,000 for the year ended 31 December, 2005. The increase in turnover was primarily due to:

- *Increased volume of loaded cargoes*
  The volume of loaded cargoes for the year ended 31 December, 2005 amounted to 4,597,395 TEU, representing an increase of 25.8% as compared to year 2004 as a result of the enhanced shipping capacity on major trade lanes and the improving of the overall structure of the global trade lanes through the deployment of new and large container vessels.

  Analysis of loaded container volume by trade lanes

Principal market	2005 TEU	2004 TEU	Change
America	1,124,841	892,838	26.0%
Europe/Mediterranean	1,229,289	885,981	38.7%
Australia	194,216	163,883	18.5%
East and Southeast Asia	572,215	488,017	17.3%
China domestic	1,402,272	1,101,882	27.3%
Others	74,562	122,166	–39.0%
Total	4,597,395	3,654,767	25.8%

- Freight rate:
  The Group's average freight rate per TEU amounted to RMB6,049.8, representing an increase of 0.8% as compared to year 2004. In particular, the average freight rate per TEU for international trade lanes recorded an increase of about 2.0% as compared to year 2004 to RMB8,098.2. The main reason for the slow down in growth rate of international trade lanes was that from the fourth quarter of year 2005, the decrease of freight rates for Europe/Mediterranean and Australian trade lanes dragged down the average freight rate for the whole year. The average freight rate per TEU for domestic trade lanes decreased by RMB131.5 as compared to the same period last year to RMB1,382.6 as a result of the PRC's macroeconomic control and the more severe competition in the domestic market.

Operating costs
For the year ended 31 December, 2005, total operating costs amounted to RMB23,331,132,000, representing an increase of 38.2% as compared to year 2004. However, operating costs, on a per TEU basis, increased by 9.9% as compared to year 2004 to RMB4,996.2. The increase in operating costs was mainly due to:

- Container and cargo costs increased by 30.9% from RMB 8,003,143,000 in 2004 to RMB10,473,989,000 mainly due to the increase in the volume of loaded cargoes. Port charges amounted to RMB1,856,747,000, representing an increase of 51.9% as a result of extended services, higher voyage frequencies and increase in port calling and canal passing frequency. The stevedore charges for loaded and empty containers amounted to RMB6,506,474,000, representing an increase of 26.6%, principally due to the increase in the volume of loaded cargoes in the international and domestic trade lanes and repositioning of empty containers.
- Vessel and voyage costs amounted to RMB7,752,946,000 for the year ended 31 December, 2005, representing an increase of 37.3% as compared to year 2004. To a certain extent, vessel and voyage costs per TEU decreased with the deployment of large vessels which were ordered by the Group at low costs during the down cycle of the shipping industry. However, with the rapid rise in fuel price in 2005, the annual average closing price of crude oil in the New York commodity exchange was US$56.4 per barrel, representing an increase of 37.2% as compared to year 2004. As a result, the average unit price of fuel increased by US$69.8 per ton or 37.9% as compared to last year to US$253.9 per ton in 2005 and accordingly fuel and oil costs increased by RMB1,154,000,000. As a result, the Group's vessel and voyage costs per TEU increased by RMB141.3 from RMB1,545.1 in 2004 to RMB1,686.4 in 2005.
- Sub-route and other costs amounted to RMB5,104,197,000, representing an increase of 58.0% as compared to year 2004. The increase was mainly due to an increase in volume of sub-route services and the amount of inland cargo.

Gross profit
Due to the above reasons, the Group recorded a gross profit of RMB5,043,548,000 in 2005, representing a decrease of RMB440,721,000 or 8.0% as compared to year 2004.

Income tax expense
Before 3 March, 2004, the Tax Entities were covered in the consolidated enterprise income tax filing of China Shipping (Group) Company, the Tax Entities' parent company and hence were exempt from enterprise income tax ("EIT"). With effect from 3 March, 2004, on which date the Company was converted into a joint stock limited company under the Company Law of the PRC in the Pudong New District, the EIT rate applicable to the Company has been 15% and the Company's subsidiaries previously covered by the consolidated EIT filing have been subject to EIT at a rate of 33%. The Company's other subsidiaries incorporated in the PRC are subject to EIT at a rate ranging from 0% to 33% for the year ended 31 December, 2005. The profits derived by the Company's overseas subsidiaries are subject to EIT at a fixed rate of 16.5%, as approved by the tax bureau, on the profits of the overseas subsidiaries for EIT purpose. Accordingly, the effective tax rate of the Group increased from 14.4% in 2004 to 16.8%.

Administrative and general expenses
As at 31 December, 2005, the Group's administrative and general expenses were RMB551,234,000, representing an increase of 64.2% as compared to year 2004. This is mainly due to exchange losses of RMB58,699,000 recorded in the year as a result of RMB appreciation.

Profit attributable to equity holders
Due to the above reasons, the profit attributable to the equity holders of the Company decreased by RMB430,840,000 or 10.7% from RMB 4,013,622,000 in 2004 to RMB3,582,782,000 in 2005.

Liquidity and financial resources
The Group's principal sources of working capital have been the cash flow from operations and bank borrowings. Cash is mainly used in financing operating costs, new vessels, purchase of containers, payment of dividends and the repayment of principal and interest for bank borrowings and finance leases.

As at 31 December, 2005, the Group's total bank loans were RMB5,608,165,000. The maturity profile spreads over a period between 2006 and 2015, with RMB501,053,000 repayable within one year, RMB753,461,000 between one to two years, RMB2,543,910,000 between two to five years, and RMB1,809,741,000 over five years. The Group's long-term bank loans are mainly used for the purchase of new vessels and containers.

As at 31 December, 2005, the long-term bank loans were secured by mortgages over several container vessels and vessels under construction with a net book value, RMB6,727,496,000 (31 December, 2004: RMB 4,061,047,000), assignment of shipbuilding contracts and charges over shares of certain vessel owning subsidiaries.

As at 31 December, 2005, the Group had fixed interest loans in the amount of RMB3,996,800,000 and USD loans at floating interest rates in the amount of RMB1,611,365,000. The Group's loans are primarily denominated in Renminbi and US dollars while cash and cash equivalents are also denominated in these two currencies.

Net current assets
As at 31 December, 2005, the Group's net current assets amounted to RMB3,933,154,000.

Current assets mainly comprised bunker inventory of RMB553,080,000, trade and notes receivables of RMB4,054,345,000, prepayments and other receivables of RMB129,154,000 and cash and bank balances of RMB3,423,373,000.

Current liabilities mainly comprised trade and notes payables of RMB2,759,412,000, accrual and other payables of RMB305,702,000, income tax payable of RMB201,950,000, long-term borrowing due within one year of RMB501,053,000 and finance lease obligations payable within one year of RMB458,681,000.

Cash flows
As at 31 December, 2005, the Group's net cash generated from operating activities was RMB5,141,148,000, denominated principally in RMB, US dollars and Hong Kong dollars, and which represented a decrease of RMB19,457,000 from the year 2004. Cash balances at the end of year 2005 decreased by RMB2,440,118,000 as compared to the same period last year, mainly reflecting the net cash used in financing activities and investing activities in construction of vessels and containers, payment of dividends, repayment of principal and interest for bank borrowings and repayment of finance leases obligations exceeded the net cash generated from operating activities. Net cash generated from operations, when not needed for working capital requirements, is principally held as short-term and demand deposits.

The following table provides information regarding the Group's cash flows for the reporting periods.

	For the year ended 31 December	
	2005 *RMB*	2004 *RMB*
Net cash generated from operating activities	5,141,148,000	5,160,605,000
Net cash used in investing activities	(4,997,605,000)	(6,285,895,000)
Net cash (used in)/generated from financing activities	(2,583,661,000)	5,504,317,000
Net (decrease)/increase in cash and cash equivalents	(2,440,118,000)	4,379,027,000

Net cash generated from operating activities
For the year ended 31 December, 2005, the net cash generated from operating activities was RMB5,141,148,000, representing a decrease of RMB19,457,000 from RMB 5,160,605,000 in 2004. The decrease was mainly due to the increase in operating costs and decrease in the gross profit. The net cash generated from operations for 2005 was RMB5,304,218,000, representing a decrease of 3.2% as compared with RMB 5,479,183,000 in 2004. Whereas, the payment of income tax within the stipulated period decreased by RMB155,508,000 or 48.8% as compared to last year.

Net cash used in investing activities
For the year ended 31 December, 2005, net cash used in investing activities was RMB4,997,605,000, representing a decrease of RMB1,288,290,000 from RMB6,285,895,000 in 2004. The decrease was mainly due to decrease in the Group's capital expenditure on vessels and other construction in progress of RMB5,088,539,000 (2004: RMB6,277,173,000).

Net cash (used in)/generated from financing activities
For the year ended 31 December, 2005, net cash used in financing activities was RMB2,583,661,000, representing a net decrease of RMB8,087,978,000 as compared to the net cash generated from financing activities of RMB 5,504,317,000 in 2004. The main reason for this change was in 2004, cash proceeds of RMB7,159,713,000 were raised upon the listing of the Group. Another main reason was in this year, dividends of RMB1,686,098,000 were paid.

Average debtor turnover
The Group's average debtor turnover days were similar to last year, mainly due to management's effort to strengthen credit control over settlement from customers.

Gearing ratio
As at 31 December, 2005, the Group's gearing ratio (i.e. the ratio of net debt over shareholder's equity) was 30%, which is higher than the 11% for 2004. The main reason for the higher level of the gearing was capital expenditure on construction of vessels and containers and payment of dividends exceeded net cash inflow from operating activities.

Foreign exchange risk and hedging
Most of the revenue of the Group are settled or denominated in US dollars and most of the operating expenses are also settled or denominated in US dollars. As a result, the negative impact on the operating income due to the RMB appreciation since July, 2005 can be offset by each other to a certain extent. With the RMB appreciation, monetary net assets including cash and cash equivalents in US dollars and HK dollars continued to depreciate. During the year, the Group devoted much efforts to improve the currency structure of such assets and the exchange losses of the Group amounted to RMB 58,699,000. The Group continues to monitor the exchange rate fluctuation of RMB, timely convert net cash inflow from operating activities into RMB so as to minimize foreign currency risk. The Group will continue to implement the policy of timely conversion of foreign currency assets into RMB, reducing the net currency assets denominated in foreign currency and consider appropriate measures including making hedging arrangements (e.g. forward exchange contracts), based on its operating needs to mitigate the Group's currency exposure. However, as at 31 December, 2005, the Group had not entered into any hedging arrangement including any forward exchange contracts.

Capital expenditure

During the year ended 31 December, 2005, capital expenditure on vessels and vessels under construction amounted to RMB4,020,253,000, improvement on vessels under operating leases RMB8,456,000, development of information system RMB13,022,000, containers RMB2,492,475,000, motor vehicles RMB6,571,000 and office equipment RMB40,415,000.

Capital commitments

As at 31 December, 2005, the Group had contracted but not provided for capital commitments of approximately RMB4,315,787,000 for vessels under construction and RMB160,036,000 for containers. It is expected that part of the commitments will be financed by cash generated from operating activities, with the remaining portion by bank borrowings.

Acquisition

In 2005, the Group did not enter into any acquisition activities.

Contingent liabilities

As at 31 December, 2005, the Group did not have any material contingent liabilities.

Employees, training and benefits

As at 31 December, 2005, the Group had 3,447 employees, representing an increase of 305 employees compared to year 2004. Staff cost was approximately RMB605,171,000 (including a provision for the year of RMB1,451,000 in relation to the H share share appreciation rights granted to the Company's Directors (the "Directors") and employees). In addition, the Group entered into contracts with a number of subsidiaries of China Shipping (Group) Company, pursuant to which those companies provided the Group with approximately 3,058 crew members in aggregate who mainly worked on the Group's self-owned or bare-boat chartered vessels.

Remuneration of the Group's employees includes basic salaries, other allowances and performance bonuses. The Group also adopts a performance discretionary incentive scheme for its staff. The scheme links up the financial benefits of the Group's staff with certain business performance indicators. Such indicators may include but not limited to the profit target of the Group.

Details of the performance discretionary incentive scheme vary among the members of the Group. The Group sets out certain performance indicators for each of its subsidiaries to achieve. Each subsidiary has the discretion to formulate its own detailed performance related remuneration policies according to its local circumstances.

The Group has adopted a compensation scheme, which is to be satisfied by cash payments and is share-based, known as the "H Share Share Appreciation Rights Scheme". The fair value of services provided by the employees of the Company who are granted appreciation rights is recognised as an expense of the Company. Employees might in the future be entitled to a compensation in the form of a cash payment, which is calculated based on the appreciation in the price of the Company's share from the date of grant to the date of exercise.

OTHER INFORMATION

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from Sunday, 21 May, 2006 to Tuesday, 20 June, 2006, both days inclusive. In order to be eligible for the final dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the share registrar of CSCL, Computershare Hong Kong Investor Services Limited at 46th floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, by 4:00 p.m. on Friday, 19, May, 2006.

PURCHASE, SALE AND REDEMPTION OF SHARES

During the period from 1 January, 2005 to the date of this announcement, the Company had not redeemed any of its shares. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares in the aforesaid period.

AUDIT COMMITTEE

The financial statements for the year ended 31 December, 2005 of the Group have been reviewed by the Company's audit committee.

COMPLIANCE WITH THE "CODE ON CORPORATE GOVERNANCE PRACTICES" OF THE LISTING RULES

The Board is pleased to confirm that none of the Directors is aware of any information that would reasonably indicate that the Group was not, at any time during year 2005, in compliance with the applicable code provisions of the "Code on Corporate Governance Practices" as set out in Appendix 14 to the Listing Rules.

The Company has adopted a code of conduct regarding directors' and supervisors' securities transactions on terms no less exacting than the required standard stipulated in the "Model Code for Securities Transactions by Directors of Listed Companies" (the "Model Code") as set out in Appendix 10 to the Listing Rules. The Company confirms, having made specific enquiries with all its directors and supervisors, that its directors and supervisors have complied with the required standard of securities transactions as set out in the Model Code.

RESIGNATION AND APPOINTMENT OF DIRECTORS

The Company passed resolution at the Special General Meeting held on 18 February, 2005 and it is hereby confirmed that Mr. Wang Xiangyun has resigned as a director of the Company, with effect from the conclusion of that Special General Meeting. The Company passed resolution at the Special General Meeting held on 12 October, 2005 and it is hereby confirmed that Mr. Yan Mingyi has resigned as a director of the Company, with effect from the conclusion of that Special General Meeting.

The Board and Mr. Wang Xiangyun confirm that (i) there has been no dispute between Mr. Wang Xiangyun, the Board and the Company; and (ii) there are no matters that need to be brought to the attention of the shareholders in relation to his resignation.

The Board and Mr. Yan Mingyi confirm that (i) there has been no dispute between Mr. Yan Mingyi, the Board and the Company; and (ii) there are no matters that need to be brought to the attention of the shareholders in relation to his resignation.

The Board would like to take this opportunity to express its thanks to Mr. Wang Xiangyun and Mr. Yan Mingyi for their valuable contribution to the Company during their tenure of service.

The Board further announces that Mr. Huang Xiaowen, Mr. Zhao Hongzhou and Mr. Zhang Guofa were formally appointed as the Company's executive Director, executive Director and non-executive Director respectively at the Special General Meeting held on 18 February, 2005, with effect from the conclusion of that Special General Meeting.

The Board further announces that Mr. Xu Hui was formally appointed as the Company's non-executive Director at the Special General Meeting held on 12 October, 2005, with effect from the conclusion of that Special General Meeting.

RESIGNATION AND APPOINTMENT OF SUPERVISORS

The Company passed resolution at the Special General Meeting held on 18 February, 2005 and it is hereby confirmed that Mr. Zhao Shijiang has resigned as a supervisor of the Company, with effect from the conclusion of that Special General Meeting. The Company passed resolution at the Special General Meeting held on 12 October, 2005 and it is hereby confirmed that Mr. Zhang Rongbiao has resigned as a supervisor of the Company, with effect from the conclusion of that Special General Meeting.

The Board and Mr. Zhao Shijiang confirm that (i) there has been no dispute between Mr. Zhao Shijiang, the Board and the Company; and (ii) there are no matters that need to be brought to the attention of the shareholders in relation to his resignation.

The Board and Mr. Zhang Rongbiao confirm that (i) there has been no dispute between Mr. Zhang Rongbiao, the Board and the Company; and (ii) there are no matters that need to be brought to the attention of the shareholders in relation to his resignation.

The Board would like to take this opportunity to express its thanks to Mr. Zhao Shijiang and Mr. Zhang Rongbiao for their valuable contribution to the Company during their tenure of service. The Board further announces that Mr. Huang Xinming and Mr. Tu Shiming were formally appointed as the Company's supervisors at the Special General Meeting held on 18 February, 2005 and 12 October, 2005 respectively, with effect from the conclusion of those respective Special General Meetings.

DISCLOSURE OF INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

The electronic version of this announcement will be published on the website of the Stock Exchange of Hong Kong Limited (the "Stock Exchange") (http://www.hkex.com.hk). An annual report for the year ended 31 December, 2005 containing all the information required by Appendix 16 to the Listing Rules will be dispatched to shareholders and published on the website of the Stock Exchange in due course.

By Order of the Board of Directors
China Shipping Container Lines Company Limited
Li Kelin
Chairman

Shanghai, the People's Republic of China
18 April, 2006

The Board as at the date of this announcement comprises of Mr. Li Kelin and Mr. Jia Hongxiang, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive directors, Mr. Li Shaode, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Zhang Guofa ,and Mr. Xuhui, being non-executive directors, and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven, being independent non-executive directors.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting for the year 2005 (the "AGM") of China Shipping Container Lines Company Limited (the "Company") will be held at 14:00 p.m. on Tuesday, 20 June, 2006 at conference room 1, 3rd Floor, 450 Fu Shan Road, Pudong New District, Shanghai, the People's Republic of China (the "PRC") for the following purposes:

by way of ordinary resolutions:

1. to consider and approve the report of the board of directors of the Company for the year ended 31 December, 2005;
2. to consider and approve the report of the supervisory committee of the Company for the year ended 31 December, 2005;
3. to consider and approve the audited financial statements and the auditors' report of the Company and of the Group as at and for the year ended 31 December, 2005;
4. to consider and approve the proposed profit distribution plan and the final dividend distribution plan of the Company for the year ended 31 December, 2005 and to authorise the board of directors of the Company to distribute such dividend to its shareholders;
5. to consider and determine the remuneration of the directors and supervisors of the Company for the year ending 31 December, 2006;
6. to consider and approve the appointments of PricewaterhouseCoopers, Hong Kong, Certified Public Accountants, and BDO Zhong Hua Certified Public Accountants as the Company's international and PRC auditors, respectively, to hold office until the conclusion of the following annual general meeting, and to authorise the audit committee of the board of directors of the Company to determine their remuneration;
7. to consider and approve the adoption of each code provision in the Code on Corporate Governance Practices as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as the Company's corporate governance code.
8. to consider and approve amendments to parts of the methods for the implementation of the H share share appreciation rights scheme of the Company (the "Implementation Methods"), including:

   (i) adding to the procedures for the exercise of the rights in the original Implementation Methods that the person exercising the rights can directly exercise the rights through the special window for exercising rights on the Company's website;

   (ii) changing the definition of "Unit Exercise Proceeds" in the original Implementation Methods to:

   "if the person exercising the rights exercises the rights on the special window for exercising the rights on the Company's website, the Unit Exercise Proceeds shall be the amount of appreciation between the Exercise Price and the target price inputted by the person exercising the rights in the special window for exercising the rights on the Company's website, if the target price does not exceed the highest traded price per H share of the Company on the Stock Exchange on the Date of Exercise; if the person exercising the rights exercises the rights by submitting the "Application to Exercise the Rights", the Unit Exercise Proceeds shall be the amount of appreciation between the Exercise Price and the target price inserted by the person exercising the rights in the "Application to Exercise the Rights", if the target price does not exceed the highest traded price per H share of the Company on the Stock Exchange on the Date of Exercise"; and

   (iii) other amendments related to (i) and (ii) above.

by way of a special resolution:

9. to consider and, if thought fit, approve the following:

   "THAT:

   (1) there be granted to the board of directors of the Company an unconditional general mandate to issue, allot and deal with additional shares in the capital of the Company, whether Domestic Shares or H Shares, and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

   (a) such mandate shall not extend beyond the Relevant Period save that the board of directors of the Company may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

   (b) the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the board of directors of the Company shall not exceed:

   (i) 20 per cent of the aggregate nominal amount of Domestic Shares of the Company in issue; and/or

   (ii) 20 per cent of the aggregate nominal amount of H Shares of the Company in issue,

   in each case as of the date of this Resolution; and

   (c) the board of directors of the Company, will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as the same may be amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

   For the purposes of this Resolution:

   "Domestic Shares" means domestic invested shares in the share capital of the Company with par value of RMB 1.00 each, which are held in Renminbi by PRC investors;

   "H Shares" means the overseas-listed foreign invested shares in the share capital of the Company with a par value of RMB 1.00 each, which are subscribed for and traded in Hong Kong Dollars;

   "Relevant Period" means the period from the passing of this Resolution until the earliest of:

   (A) the conclusion of the next annual general meeting of the Company following the passing of this Resolution; or

   (B) the expiration of the 12-month period following the passing of this Resolution; or

   (C) the date on which the authority set out in this Resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

   (2) contingent on the board of directors of the Company resolving to issue shares pursuant to sub-paragraph (1) of this Resolution, the board of directors of the Company be authorised to:

   (a) approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such new shares including, without limitation, the time and place of issue, making all necessary applications to the relevant authorities, entering into an underwriting agreement (or any other agreement);

   (b) to determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities; and

   (c) to increase the registered capital of the Company in accordance with the actual increase of capital by issuing shares pursuant to sub-paragraph (1) of this Resolution, to register the increased capital with the relevant authorities in the PRC and to make such amendments to the Articles of Association of the Company as it thinks fit so as to reflect the increase and any other resultant changes in the registered capital of the Company."; and

by way of an ordinary resolution:

10. to consider and approve proposals (if any) put forward at such meeting by any shareholder(s) holding 5 per cent or more of the shares carrying the right to vote at such meeting.

By order of the board of directors of
China Shipping Container Lines Company Limited
Li Kelin
Chairman

Shanghai, the People's Republic of China
18 April, 2006

Notes:

(A) The board of directors has recommended a final dividend for the year ended 31 December, 2005 of RMB0.12 per share and, if such relevant resolution regarding the payment of dividend is approved and passed by the shareholders of the Company, it is expected to be paid on or about 30 June, 2006 to those shareholders of the Company whose names appear on the Company's register of members on 20 June, 2006.

For the purpose of holding the AGM, the register of members of the Company (the "Register of Members") will be closed from Sunday, 21 May, 2006 to Tuesday, 20 June, 2006 (both days inclusive), during which period no transfer of shares of the Company will be registered. Shareholders of the Company whose names appear on the Register of Members at the close of business on Monday, 22 May, 2006 are entitled to attend and vote at the AGM.

In order to attend the AGM, holders of the Company's H shares shall lodge all transfers together with the relevant share certificates to Computershare Hong Kong Investor Services Limited, the Company's H shares registrar, not later than 4:00 p.m. on Friday, 19 May, 2006.

The address of Computershare Hong Kong Investor Services Limited is as follows:

46th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

(B) Holders of domestic shares or H shares, who intend to attend the AGM, must complete the reply slips and return them to the Directorate Secretary Office of the Company not later than 20 days before the date of the AGM, i.e. no later than Wednesday, 31 May, 2006.

Details of the Directorate Secretary Office of the Company are as follows:

3rd Floor
450 Fu Shan Road
Pudong New District
Shanghai
the People's Republic of China
200122

Tel: (86) 21 6596 6666
Fax: (86) 21 6596 6813

(C) Each holder of H shares who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the AGM. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(D) The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other documents of authorisation, must be notarially certified.

(E) To be valid, for holders of H shares, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H share registrar, Computershare Hong Kong Investor Services Limited, the address of which is set out in Note (A) above, not less than 24 hours before the time for holding the AGM or any adjournment thereof in order for such documents to be valid.

(F) Each holder of domestic shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the AGM. Notes (C) to (E) also apply to holders of domestic shares, except that the proxy form or other documents of authority must be delivered to the Directorate Secretary Office of the Company, the address of which is set out in Note (B) above, not less than 24 hours before the time for holding the AGM or any adjournment, thereof in order for such documents to be valid.

(G) If a proxy attends the AGM on behalf of a shareholder, he should produce his identity card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the AGM, such representative should produce his/her identity card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the licence issued by such legal person shareholder.

(H) Pursuant to Articles 8.18 to 8.20 of the Articles of Association of the Company, at the AGM, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

(1) by the chairman of the meeting;

(2) by at least two Shareholders entitled to vote present in person or by proxy;

(3) by one or more Shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a Shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

(I) The AGM is expected to last for half a day. Shareholders attending the AGM are responsible for their own transportation and accommodation expenses.

The board of directors of the Company as at the date of this announcement comprises of Mr. Li Kelin, Mr. Jia Hongxiang, Mr. Huang Xiaowen and Mr. Zhao Hongzhou being executive Directors, Mr. Li Shaode, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Zhang Guofa and Mr. Xu Hui, being non-executive Directors, and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven, being independent non-executive Directors.

"Please also refer to the published version of this announcement in South China Morning Post."

中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited

(於中華人民共和國註冊成立的股份有限公司)

(股票代號：2866)

截至二零零五年十二月三十一日止年度業績公告

財務摘要

- 營業額上升26.9%達人民幣28,374,680,000元
- 營運利潤減少9.0%至人民幣4,730,576,000元
- 權益持有人應佔利潤減少10.7%至人民幣3,582,782,000元

中海集裝箱運輸股份有限公司(「中海集運」或「本公司」)董事會(「董事會」)欣然公佈本公司及其附屬公司(「本集團」)截至二零零五年十二月三十一日止年度經審計的綜合業績,連同截至二零零四年十二月三十一日止的年度比較數字。

董事長報告書

繼二零零四年航運繁榮年之後,二零零五年仍屬航運較為景氣的年份。本集團在此經營環境之下,繼續快速發展。

二零零五年,本集團把握住航運市場帶來的商機,藉中國經濟持續快速發展之東風,充分利用自身船隊優勢、成本優勢及經營、管理上的優勢,在營運成本總體上升的經營環境中續創佳績。本人欣然宣佈截至二零零五年十二月三十一日止年度,本集團營業額為人民幣28,374,680,000元,較去年同期增長26.9%。但由於油價等營運成本的上升,使本集團除所得税前利潤比去年同期下降了8.2%,為人民幣4,309,263,000元,權益持有人應佔利潤較去年同期下降了10.7%,為人民幣3,582,782,000元。

董事會建議派發末期股息每股人民幣0.12元。

經營回顧

二零零五年,世界經濟處於平穩上升的周期,全球經濟增長率為4.3%(資料來源:IMF世界經濟展望報告)。隨着跨國投資不斷回升,世界貿易得到較快增長,增長率約為7%。中國經濟在二零零五年表現依然強勁,經濟增長率達9.9%,進出口總額突破人民幣1.4萬億元(資料來源:中國國家統計局)。受此帶動,中國集裝箱吞吐量二零零五年全年達7,580萬TEU,較二零零四年增長23%(資料來源:中國交通部)。二零零五年全球集裝箱吞吐量較二零零四年上升約9.9%(資料來源:Drewry季度報告),市場總體表現較為繁榮。

然而,由於全球集裝箱運力的快速增長以及油價等成本的不斷攀升,對航運公司的經營構成了一定的負面因素。

本集團應對複雜多變的市場形勢在二零零五年採取了一系列措施:

一、 繼續優化船隊結構,增強船隊的核心競爭力。本集團於二零零五年新增大型集裝箱船舶21艘,計95,113TEU。使本集團的4000箱以上的船舶佔總運力的76.7%,平均船齡僅1.95年。集裝箱船隊大型化、現代化程度又有新的提高,船隊結構得到進一步完善。

二、 提升主幹航線運力,完善全球航線佈局。本集團提升了美西航線、歐洲/地中海航線的運力以適應市場貨量增長對運力的需求;新開闢了歐洲五線、澳洲三線、環球航線、以及歐洲至地中海、地中海至北非等航線;同時加強了支線運輸網絡,如地中海、東南亞及長江等地區的支線運輸。

三、 加大市場開拓力度,攬貨實力得到增強。本集團通過增設代理網點、督促口岸代理加強攬貨以及增加與直接貨主和大客戶簽約等工作,增加了航線基礎貨源比例,同時也增強了本集團船隊抵禦市場波動、抗風險的能力。

四、 嚴格控制經營成本,增收節支。由於新增運力較多、航線佈局日趨完備,因此本集團的經營成本增長較快。有鑒於此,本集團一方面調整附加費水平,另一方面致力降低各項成本,包括中轉成本、箱管成本以及燃油成本等。

五、 加強與其他班輪公司的合作,力求降低經營成本增加航線覆蓋面。

六、 充分利用自身優勢,通過靈活調配資源以增加本集團效益。如冷箱幹用、幹線捎帶支線貨及內外貿同船運輸等措施,提高船舶利用率、節省支線買艙費及降低集裝箱調運成本。

未來展望

二零零六年,世界經濟、貿易將延續目前平穩增長的勢頭,據國際貨幣基金組織預測,二零零六年世界經濟的增長將保持4.3%的水平、貿易量將上升7.4%。中國對外貿易規模也有望較二零零五年增長約15%,超過人民幣1.6萬億元。(資料來源:中國商務部)。

儘管集裝箱運輸的需求保持較為旺盛的態勢,但是二零零六年全球新增運力的集中交付將對班輪市場主幹航線的運價構成壓力。據Drewry預測,二零零六年,全球新增運力15.7%,高於9.7%的集裝箱吞吐量的上升。但我們相信由於各班輪公司航線的調整,將使運力集中的航線壓力有所減輕;此外航線覆蓋的區域將更加廣闊,隨著區域支線如黑海、地中海、加勒比海等支線的開發、以及由於中東、南亞、非洲、南美洲、東歐等經濟體的崛起而導致的幹線延伸將使部分新增運力得到消化。此外,港口條件、東西貿易的不平衡等因素都將從一定程度上緩解運力增速大於集裝箱貿易量增幅的局面。

在此經營環境之下,本集團仍將始終如一地以股東利益為前提,充分利用自身經營、管理上的優勢,開拓進取。

二零零六年,本集團將貫徹以下的戰略及經營規劃:

一、 持續優化船隊結構、提升本集團核心競爭力。二零零六年,本集團將有13艘新船,合計約63,992TEU的新增運力投入營運,特別是9600TEU的超大型集裝箱船交付後,將投入遠東/歐洲航線。預計到二零零六年底,4000TEU以上的集裝箱船約佔本集團總運力的78.6%。而且本集團4000TEU以上的集裝箱船大部分都是在二零零二年至二零零三年航運低潮期訂造,造價相對市場為低。隨著該等船舶的陸續交付,本集團單箱成本將進一步降低。

二、 擴大航線覆蓋面,積極開闢收益較高的第三國之間的運輸。

   1. 本集團根據市場情況已經開闢了遠東至中東航線、遠東至南美西航線、中東至歐洲航線、歐洲至北美東航線等,並將計劃開闢歐洲至南美東、歐洲七線、地中海四線、紅海航線、歐洲至美灣、歐洲至中美洲以及地中海至西非等航線。

   2. 進一步建設和完善區域內部的運輸網路,形成亞洲、地中海、中東、波羅的海及中美洲等區域運輸網路。延伸航線服務範圍、降低中轉成本。

三、 擴大和加強航線合作及艙位互換,提高航線密度,擴展市場範圍,縮短交貨時間,減少中轉箱量。提高效益、減少成本。

四、 穩定運價,提高收益。隨著市場回暖,三月份開始,各條航線均達到滿艙,甚至爆艙,為提高航線運價奠定了穩定的基礎。歐洲/地中海航線四月一日起調高200美元/400美元(20'GP/40'GP)。從五月一日起,美西航線運價提升150美元/FEU,美國內陸提升350美元/FEU,美東航線提升400美元/FEU。澳洲線、中東、非洲等航線運價均有不同程度的提高。並根據市場油價的走勢及時調整燃油附加費,歐洲/地中海航線的燃油附加費由年初240美元/TEU調升至270美元/TEU。美洲航線,二零零六年第一季度燃油附加費已由去年底455美元/FEU升至590美元/FEU。

五、 控制成本、提高效益。本集團於二零零六年已鎖定燃油27萬噸。按已經使用75,800噸計，已為本集團節省燃油費約178萬美元。按現時油價計算，預計全年油價對沖將節省近1,000萬美元。本集團將繼續密切關注燃油市場的變化適時加以鎖定，並控制航速節約燃油成本。此外，對港口使費、箱管成本及內陸、中轉成本及內陸轉運成本的管理都將得到進一步細化。例如通過控制北美內陸貨的比例不超過40%等措施，減少內陸成本支出。

六、 依託中國經濟強勁的增長，繼續提高中國進出口貨物的市場份額，努力使本集團國內口岸的市場份額從10%逐步提高至15%。針對新開闢的第三國運輸市場，加強海外攬貨網點的設置，提高全球集裝箱運輸市場的份額，以適應本集團船隊發展的需求。

七、 根據航運市場變化，適度控制投資規模，確保投資回報，將負債率控制在合理的比率內。同時密切關注匯兑風險（如人民幣升值），採取及時結匯，運用金融對沖工具等方式規避風險。

八、 選擇新的盈利增長點，近年來中國汽車進出口量迅速增長，本集團將適時進入汽車船運輸業務。同時，結合公司未來的發展，加強對碼頭、物流等相關產業發展的戰略研究，推進延伸服務，獲取邊際效益。

二零零五年取得之成果，皆因本集團上下員工的努力及本集團全體股東的支持，本人籍此機會特代表本集團向諸位一表感激之情。對於未來，本集團仍將充滿信心，以一如既往的專業、勤業、敬業的精神更好地回饋股東。

綜合損益表

截至二零零五年十二月三十一日止年度

		截至十二月三十一日止年度	
		二零零五年	二零零四年 經重列
	附註	人民幣千元	人民幣千元
營業額	3	28,374,680	22,363,851
營運成本	4,6	(23,331,132)	(16,879,582)
毛利		5,043,548	5,484,269
其他收入	5	238,262	52,634
行政及一般開支	6	(551,234)	(335,680)
營運利潤		4,730,576	5,201,223
融資成本	7	(427,273)	(512,495)
應佔聯營公司利潤		5,960	5,840
除所得稅前利潤		4,309,263	4,694,568
所得稅	8	(724,168)	(674,177)
年度利潤		3,585,095	4,020,391
應佔：			
本公司權益持有人		3,582,782	4,013,622
少數股東權益		2,313	6,769
		3,585,095	4,020,391
股息	10	723,600	1,686,098
年內本公司權益持有人應佔利潤的每股盈利（以每股人民幣計）	9	人民幣0.59	人民幣0.80

綜合資產負債表
於二零零五年十二月三十一日

	附註	於十二月三十一日 二零零五年 人民幣千元	二零零四年 經重列 人民幣千元
資產			
非流動資產			
固定資產		20,770,813	15,190,586
土地使用權		13,686	–
商譽		13,281	13,281
聯營公司權益		47,596	46,892
		20,845,376	15,250,759
流動資產			
燃油		553,080	250,051
應收貿易賬款及票據	*11*	4,054,345	3,357,071
預付賬款及其他應收賬款		129,154	313,488
現金及現金等價物		3,423,373	5,863,491
		8,159,952	9,784,101
總資產		29,005,328	25,034,860
權益			
本公司權益持有人應佔股本及儲備			
股本		6,030,000	6,030,000
其他儲備		6,128,838	5,613,174
未分配利潤			
一擬派末期股息		723,600	1,206,000
一其他		3,709,426	1,463,665
少數股東權益		37,460	32,349
總權益		16,629,324	14,345,188
負債			
非流動負債			
長期銀行貸款		5,107,112	4,569,928
應付融資租賃款項		2,404,974	1,616,829
遞延税項負債		637,120	149,957
		8,149,206	6,336,714
流動負債			
應付貿易賬款及票據	*12*	2,759,412	2,140,778
應計費用及其他應付賬款		305,702	338,569
短期銀行貸款		–	381,520
長期銀行貸款一即期部分		501,053	445,030
應付融資租賃款項一即期部分		458,681	438,948
應交所得税項		201,950	128,015
支付最終控股公司的特別股息		–	480,098
		4,226,798	4,352,958
總負債		12,376,004	10,689,672
總權益及負債		29,005,328	25,034,860
流動資產淨值		3,933,154	5,431,143
總資產減流動負債		24,778,530	20,681,902

附註：

1. **一般資料**

本公司於一九九七年八月二十八日根據中華人民共和國(「中國」)公司法在中國成立為一家有限責任公司。於二零零四年三月三日，本公司根據中國公司法將其於二零零三年十月三十一日之股東權益總額轉換為3,830,000,000股每股面值人民幣1元之股份並改制為一家股份有限公司。本公司H股已於二零零四年六月十六日在香港證券交易所有限公司主板(「主板」)掛牌上市。

2. **編製基準及重要會計政策變動**

本公司的綜合賬目是根據香港財務報告準則(「財務準則」)編製。綜合賬目已按照歷史成本法編製，並按公平值透過損益列賬的財務資產和財務負債的重估均按公平值列賬而作出修訂。

採納新訂／經修訂財務準則

在二零零五年，本集團採納下列與其業務相關的新訂／經修訂財務準則及詮釋。二零零四年的比較數字已按有關之規定作出修訂。

香港會計準則第1號	財務報表之呈報
香港會計準則第2號	存貨
香港會計準則第7號	現金流量表
香港會計準則第8號	會計政策、會計估算更改及錯誤更正
香港會計準則第10號	結算日後事項
香港會計準則第16號	物業、機器及設備
香港會計準則第17號	租賃
香港會計準則第21號	匯率變動之影響
香港會計準則第23號	借貸成本
香港會計準則第24號	關連方披露
香港會計準則第27號	綜合及獨立財務報表
香港會計準則第28號	聯營公司投資
香港會計準則第32號	金融工具：披露及呈報
香港會計準則第33號	每股盈利
香港會計準則第36號	資產減值
香港會計準則第38號	無形資產
香港會計準則第39號	金融工具：確認及計量
香港(詮釋常務委員會)－詮釋15	營運租賃－優惠
香港財務準則2	以股份為基礎的支付
香港財務準則3	企業合併

採納新訂／經修訂香港會計準則1, 2, 7, 8, 10, 21, 23, 24, 27, 28, 33, 36以及香港(詮釋常務委員會)－詮釋15並無導致本集團的會計政策出現重大變動。總括而言：

(i) 香港會計準則1影響少數股東權益、應佔聯營公司稅後業績及其他披露的呈報形式。

(ii) 香港會計準則2, 7, 8, 10, 23, 27, 28, 33以及香港(詮釋常務委員會)－詮釋15對本集團的政策並無重大影響。

(iii) 香港會計準則21對本集團政策並無重大影響。本集團每個綜合實體的功能貨幣已根據經修訂準則的指引重新計值。

(iv) 香港會計準則24影響關聯方的確認和若干其他關聯方披露。

(v) 香港會計準則第16號

船舶修理

香港會計準則第16號對於船舶修理在會計上作出了修訂。購買船舶的時候，對於下次需要進行塢修的船舶零件需要分別列示，並在下一次塢修前的期間內攤銷。對於船舶塢修發生的費用應予以資本化，並在下一次塢修前的期間內攤銷。如在攤銷年限到期之前發生一般金額較大的船舶塢修費用，其之前資本化的塢修費用應立即在費用中核銷。

在以前年度，在下一次塢修時應更換的船舶部件並未與船舶原值單獨列示並按船舶可使用年限折舊，同時發生的塢修費用在發生當時計入收入與成本項目。該會計政策已經被變更並與香港會計準則第16號一致，該政策變更採用追溯調整方法。對於香港會計準則第16號產生的影響，概括如下：

	於十二月三十一日	
	二零零五年	二零零四年
	人民幣千元	人民幣千元
年初未分配利潤減少	15,874	7,087
固定資產減少	25,627	23,693
遞延稅項負債減少	8,458	7,819

	截至十二月三十一日止年度	
	二零零五年	二零零四年
	人民幣千元	人民幣千元
營運成本增加	1,933	13,115
所得稅減少	638	4,328

資產殘餘價值

在每個資產負債表日，將對資產殘餘價值與其使用壽命進行評估，如果有不合適則相應調整。

於二零零五年，固定資產殘餘價值已被重新評估，截至於二零零五年十二月三十一日之資產的折舊以修正後的殘值計算。此為一項會計估計的變更，本年度的折舊支出因此減少了人民幣11,100萬元。

(vi) 香港會計準則第17號

採納經修訂香港會計準則第17號導致有關土地使用權由固定資產重分類至經營性租賃之會計政策有所改變。為租賃土地及土地使用權所付之預付款項以直線法按租期攤銷並列於損益表之費用項目，如有計提減值準備，則減值準備列於損益表之費用項目。於上一年度，土地使用權按成本減累計折舊及減值準備列賬。採納香港會計準則第17號導致於二零零五年十二月三十一日之土地使用權成本增加人民幣13,686,000元，固定資產亦相應減少相同金額。

(vii) 香港會計準則第32號及第39號

採納香港會計準則32號及39號後導致有關以公允價值計量且其變動計入損益的財務資產分類的會計政策發生變更以及貸款、應收帳款和借款的確認與計量發生變更。

(viii) 香港財務報告準則第3號，香港會計準則第36號及香港會計準則第38號

是項採納導致有關商譽之會計政策有所改變。截止二零零四年十二月三十一日：

- 商譽按不超過10年之年期以直線法攤銷；
- 並於每個結算日評估減值。

根據香港財務報告準則第3號的規定：

- 本集團自二零零五年一月一日起終止對商譽的攤銷；
- 於二零零四年十二月三十一日的累計攤銷餘額被沖回，同時減少商譽原值相應數額；
- 從截止二零零五年十二月三十一日止年度起每年及以後任何有減值的跡象出現時，都將對商譽進行減值準備的評估。

香港財務報告準則第3號以將來適用法自二零零五年一月一日起應用。

(ix) 香港財務準則第2號

是項採納導致有關以股份為基礎的支付之會計政策有所改變。截止二零零四年十二月三十一日，本集團並無以股份為基礎的計劃。自二零零五年一月一日起，本集團將股票增值權成本確認為損益表中的一筆費用。本集團的股票增值權計劃於二零零五年十月十二日實行。

本集團已根據各有關準則的過渡條文對會計政策作出所有變更(如適用)。除香港會計準則16號需要追溯應用外，本集團採納的上述所有準則自二零零五年一月一日起未來應用。

已頒佈但未生效的新訂準則、修訂及詮釋

香港會計師公會已於現存的準則中頒佈多項新準則、修訂及詮釋(統稱「新準則」)，並於二零零六年一月一日或其後開始的會計期間生效。本集團並未於二零零五年度提前採納該些新準則。本集團已開始評估對本集團的相關影響，但尚未能呈述會否對本集團會計政策和財務報表的呈列導致重大影響。

3. 營業額及分部資料

本集團之主要業務為擁有、租賃及經營集裝箱船舶，以提供國際及國內集裝箱航運服務。營業額指來自班輪及租船服務之總收益（扣除折扣（如適用））。

	二零零五年 人民幣千元	二零零四年 人民幣千元
營業額		
班輪	28,126,526	22,038,357
租船	248,154	325,494
	28,374,680	22,363,851

根據本集團之內部財務匯報，本集團決定以業務分部呈列為主要呈報格式，而地區分部為次要呈報格式。

業務分部呈報方式包括提供班輪服務及租船業務。至於地區分部呈報方式，分部收入來自覆蓋全球主要航線之班輪及租船服務。

主要呈報格式－業務分部

本集團業務分為兩個主要業務類別：班輪及租船。本集團業務以提供班輪服務為主，租船業務之規模不足以作獨立呈報。

次要呈報格式－地區分部

本集團之班輪及租船業務遍及全球。營業額來自全球主要航線包括美洲、歐洲／地中海、澳洲、東亞及東南亞、中國國內及其他。

董事認為，基於本集團之業務性質，就香港會計準則第14號「分部申報」之定義而言，按特定地區分部劃分本集團之資產不具意義。因此，只有營業額呈列地區分部資料：

	二零零五年 人民幣千元	二零零四年 人民幣千元
美洲	11,314,455	8,687,942
歐洲／地中海	10,451,232	7,806,185
澳洲	1,378,370	1,215,417
東亞及東南亞	1,758,694	1,527,992
中國國內	1,938,820	1,668,410
其他	1,506,109	1,457,905
	28,374,680	22,363,851

4. 營運成本

	二零零五年 人民幣千元	二零零四年 經重列 人民幣千元
營運成本		
集裝箱及貨物	10,473,989	8,003,143
船舶及航程	7,752,946	5,646,923
支線及其他	5,104,197	3,229,516
	23,331,132	16,879,582

5. 其他收入

	二零零五年 人民幣千元	二零零四年 經重列 人民幣千元
咨詢科技服務收益	25,825	24,029
收回之前的索償款項	28,305	14,565
補償款 *(附註(i))*	99,331	–
利息收入	84,801	14,040
	238,262	52,634

附註：

(i) 依照同系附屬公司與洛杉磯市政府在二零零五年五月二十一日簽訂的協議：洛杉磯市政府將賠償因其延遲提供停泊口岸100至102號碼頭於同系附屬公司所造成的損失。此處列示的賠款收入為同系附屬公司用來自前面所提及的應收於洛杉磯市政府的補償款對因上述原因延遲提供港口相關服務所造成本公司額外的成本增加而同意支付美金12,000,000元的補償。

6. 按性質分類的費用

	二零零五年 人民幣千元	二零零四年 經重列 人民幣千元
核數師酬金	4,500	3,145
所消耗燃油成本	4,383,763	2,594,842
折舊：		
－根據經營租賃出租之自置集裝箱船舶	20,316	10,939
－其他自置資產	414,101	452,599
－融資租賃下之集裝箱	441,202	350,052
	875,619	813,590
商譽之攤銷	–	458
出售固定資產之虧損	5,034	270
經營租賃：		
－集裝箱船舶	2,360,813	2,557,456
－集裝箱	587,459	409,826
－房屋	32,809	29,503
	2,981,081	2,996,785
應收賬款減值撥備／（減值轉回）	6,211	(4,623)
員工成本，包括董事及監事酬金	605,171	516,241
外幣匯兌損失／（收益）	58,699	(49,821)
銀行手續費用	1,598	3,638

7. 融資成本

	二零零五年 人民幣千元	二零零四年 經重列 人民幣千元
利息支出：		
－銀行貸款	278,404	341,660
－應付融資租賃款項	288,520	266,549
利息支出總額	566,924	608,209
減：在建中船舶予以資本化之金額	(139,651)	(95,714)
	427,273	512,495

截至二零零五年十二月三十一日止年度，適用於供一般用途而借入及用作興建中船舶之資金之資本化比率為每年5.46%（二零零四年：5.25%）。

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8. 所得稅

	二零零五年 人民幣千元	二零零四年 經重列 人民幣千元
即期所得稅		
一香港利得稅（*附註(i)*）	2,198	7,214
一中國企業所得稅（*附註(ii)*）	234,807	425,956
遞延稅項	487,163	241,007
	724,168	674,177

(i) **香港利得稅**

香港利得稅已就截至二零零五年十二月三十一日止年度估計應課稅利潤按稅率17.5%提取準備（二零零四年：17.5%）。

(ii) **中國企業所得稅（「企業所得稅」）**

根據國家稅務總局於二零零四年九月二日發出之通知，本公司及其若干附屬公司（「稅務實體」）就二零零四年一月一日至二零零四年三月二日期間與中國海運（集團）總公司按合併基準繳納企業所得稅。中國海運（集團）總公司並無向稅務實體分配任何企業所得稅。因此，於二零零四年一月一日至二零零四年三月二日期間稅務實體概無任何應付企業所得稅。

本公司於二零零四年三月三日根據中華人民共和國公司法在浦東新區註冊成立股份制企業，根據相關的政策法規，本公司企業所得稅的稅率於二零零四年三月三日起為15%。以前包含在稅務實體中的附屬公司於二零零四年三月三日起按33%的稅率繳納企業所得稅。

截至二零零五年十二月三十一日，本公司的其他在中國境內註冊成立的附屬公司按0%-33%的稅率繳納企業所得稅（二零零四年：0%-33%）。

根據企業所得稅的有關規定，中國企業通過其全資境外機構取得的來源於中國境外的所得應當繳納企業所得稅。本公司已取得相關稅務機關的批准，對本公司海外附屬公司的利潤均按16.5%的固定稅率繳納企業所得稅。

9. 每股盈利

每股基本盈利是按本公司權益持有人應佔利潤人民幣3,582,782,000元（二零零四年：4,013,622,000元）以及已發行股份之加權平均股數6,030,000,000股（二零零四年：5,026,174,863股）計算。

	二零零五年 人民幣千元	二零零四年 人民幣千元
本公司權益持有人應佔利潤	3,582,782	4,013,622
已發行普通股加權平均股數（千股）	6,030,000	5,026,175
每股基本盈利（人民幣元每股）	人民幣0.59	人民幣0.80

由於本公司在本年度內無任何可攤薄潛在普通股，故並未呈列每股攤薄盈利。

10. 股息

	二零零五年 人民幣千元	二零零四年 人民幣千元
特別股息（*附註(i)*）	—	480,098
擬派末期股息：每股人民幣0.12元（2004年：人民幣0.2元）（*附註(ii)*）		
一每國內股	433,200	722,000
一每H股	290,400	484,000
	723,600	1,206,000
	723,600	1,686,098

(i) **特別股息**

根據中國財政部發出並由二零零二年八月二十七日起生效的「企業公司制改建有關國有資本管理與財務處理的暫行規定」，本公司須將本公司二零零三年十一月一日（即本公司對資產進行評估後的首日）至二零零四年三月二日（即緊接本公司轉制為一間股份有限公司前的一天）（「特別期間」）根據中國公認會計原則決定的淨利潤，分配於中國海運（集團）總公司，並以本公司的內部資源及／或本公司業務所產生的現金支付（「利潤分配」）。H股的持有人將無權參與該利潤分配的分派。

本公司已委聘上海眾華滬銀會計師事務所對本公司於特別期間的賬目進行一項特別審計，確定公司將向中國海運（集團）總公司分派的特別期間的淨利潤金額。根據經審核賬目，該特別期間的淨利潤為人民幣480,098,000元。

(ii) 截至二零零五年止年度內支付的股息包括支付給最終控股公司的特別股息人民幣480,098,000元和二零零四年最終建議派發的末期股息人民幣1,206,000,000元（每股人民幣0.2元）。二零零五年的末期股息每股人民幣0.12元，合計為人民幣723,600,000元於二零零六年四月十八日召開的董事會上建議派發。本賬目未反映此項應付股息。

11. 應收貿易賬款及票據

	本集團 於十二月三十一日 二零零五年 人民幣千元	本集團 於十二月三十一日 二零零四年 人民幣千元
應收貿易賬款		
一同系附屬公司	1,997,785	1,955,125
一其它	1,933,858	1,283,123
	3,931,643	3,238,248
應收票據	122,702	118,823
	4,054,345	3,357,071

應收貿易賬款及票據之賬齡分析如下：

	本集團 於十二月三十一日 二零零五年 人民幣千元	本集團 於十二月三十一日 二零零四年 人民幣千元
一個月至三個月	2,547,888	3,146,994
四個月至六個月	699,593	313,935
七個月至九個月	428,547	—
十個月至十二個月	499,913	11,527
一年以上	8,463	8,463
	4,184,404	3,480,919
減：應收賬款減值撥備	(130,059)	(123,848)
	4,054,345	3,357,071

信貸政策

具有良好付款記錄之客戶授予介乎三十至五十天之信貸期。給其它客戶之發票一經發出即到期付款。

12. 應付貿易賬款及票據

	本集團 於十二月三十一日 二零零五年 人民幣千元	本集團 於十二月三十一日 二零零四年 人民幣千元
應付貿易賬款		
－同系附屬公司	467,858	268,862
－其他	2,281,554	1,852,116
	2,749,412	2,120,978
應付票據	10,000	19,800
	2,759,412	2,140,778

應付貿易賬款及票據之賬齡分析如下：

	本集團 於十二月三十一日 二零零五年 人民幣千元	本集團 於十二月三十一日 二零零四年 人民幣千元
一個月至三個月	1,954,087	1,600,936
四個月至六個月	697,283	525,038
七個月至九個月	108,042	14,804
	2,759,412	2,140,778

本集團之核數師羅兵咸永道會計師事務所已就上述本集團截至二零零五年十二月三十一日止年度的初步業績公佈中所列數字與本集團該年度的綜合賬目所載數字核對一致。羅兵咸永道會計師事務所就此執行的工作不構成根據香港會計師公會頒佈的香港審計準則（Hong Kong Standards on Auditing）、香港審閱聘用準則（Hong Kong Standards on Review Engagements）或香港核證聘用準則（Hong Kong Standards on Assurance Engagements）而進行的核證聘用，因此羅兵咸永道會計師事務所並無對初步業績公佈發出任何核證。

管理層討論及分析

整體經營表現回顧

截至二零零五年十二月三十一日止年度，本集團全年實現營業收入為人民幣28,374,680,000元，比去年增長26.9%；稅前利潤為人民幣4,309,263,000元，較去年減少8.2%；權益持有人應佔利潤為人民幣3,582,782,000元，減少10.7%；全年完成重箱量4,597,395 TEU，增長25.8%。截至二零零五年十二月三十一日止年度，本集團平均運費為每TEU人民幣6,049.8元，與二零零四年相比，增幅為0.8%。

截至二零零五年十二月三十一日，本集團總運力達347,851 TEU，與二零零四年相比，全年平均運力增長達30.4%。

財務回顧

營業額

本集團營業額由二零零四年的人民幣22,363,851,000元，增加人民幣6,010,829,000元，增幅為26.9%，至二零零五年的人民幣28,374,680,000元。營業額增加主要是由於：

- 重箱運輸完成量增加：二零零五年全年完成重箱量4,597,395 TEU較二零零四年增加25.8%。主要是由於新的大型集裝箱船投入營運，提升了主幹航線運力、完善全球航線佈局所致。

各航線完成重箱量的分析
單位：*TEU*

主要市場	二零零五年	二零零四年	變化
美洲	1,124,841	892,838	26.0%
歐洲／地中海	1,229,289	885,981	38.7%
澳洲	194,216	163,883	18.5%
東亞及東南亞	572,215	488,017	17.3%
中國國內	1,402,272	1,101,882	27.3%
其他	74,562	122,166	-39.0%
合計	4,597,395	3,654,767	25.8%

- 運費：本集團二零零五年平均運費為每TEU人民幣6,049.8元，較二零零四年上升0.8%。其中外貿平均運費為每TEU人民幣8,098.2元，與二零零四年相比上升約2.0%，外貿平均運價增幅放緩主要是因為二零零五年第四季度起，歐洲／地中海及澳洲等航線運價下跌拉低了全年平均運費所致。內貿平均運費同比下降人民幣131.5元，至人民幣1,382.6元。主要由於中國宏觀經濟調控、內貿市場競爭加劇所致。

- 營運成本
二零零五年，營運成本總額達人民幣23,331,132,000元，與二零零四年相比增長38.2%。按每TEU計算，重箱的營運成本較二零零四年上升9.9%，至人民幣4,996.2元。營運成本增加是由於：

- 集裝箱及貨物成本由二零零四年的人民幣8,003,143,000元，增至人民幣10,473,989,000元，增幅為30.9%，主要是由於完成運載量增加所致。其中港口使費支出人民幣1,856,747,000元，增幅為51.9%，皆由航線延伸、航次密集、及船舶掛靠港口及過運河次數增加所致。重空箱裝卸費支出人民幣6,506,474,000元，增幅為26.6%，乃內、外貿完成運載量以及空箱調運量增加所致。

- 船舶及航程成本，二零零五年為人民幣7,752,946,000元，較二零零四年增加37.3%。雖然本集團在航運低谷期以低價訂造的大型集裝箱船舶陸續投入航線服務，從一定程度上降低了單箱船舶及航線成本，但由於二零零五年度燃油價格急劇大幅度上升，紐約商品交易所WTI原油年平均收市價為56.4美元／桶，較二零零四年上升37.2%。受其影響，二零零五年燃油平均單價253.9美元／噸，與二零零四年相比每噸增加69.8美元，增幅高達37.9%，使本集團增加燃料支出達人民幣1,154,000,000元。因此，本集團每TEU船舶及航線成本由二零零四年的人民幣1,545.1元增加人民幣141.3元，至二零零五年人民幣1,686.4元。

- 支線及其他成本為人民幣5,104,197,000元，較二零零四年增加58.0%。大幅增加的主要原因仍然是支線運量上升以及內陸完成的絕對量增加所致。

毛利

由於上述原因，本集團二零零五年獲得毛利人民幣5,043,548,000元，較二零零四年減少440,721,000元人民幣，減幅為8.0%。

所得稅

於二零零四年三月三日前，稅務實體被含蓋在母公司中國海運（集團）總公司的綜合企業所得稅繳納，因而不需要支付企業所得稅。於二零零四年三月三日，自本公司依據中國公司法在中國上海浦東新區設立為股份有限公司起，本公司所適用的企業所得稅稅率為15%，而以前被含蓋在母公司的綜合企業所得稅繳納的附屬公司所適用的稅率為33%。本公司的其他在中國境內註冊成立的附屬公司截至二零零五年十二月三十一日止，按0%-33%的稅率交納企業所得稅。本公司已取得相關稅務機關的批准，對本公司海外附屬公司的利潤按16.5%的固定稅率繳納企業所得稅。因此，本集團實際稅率自二零零四年的14.4%上升至16.8%。

行政及管理費用

本集團截至二零零五年十二月三十一日止年度行政及管理費用開支為人民幣551,234,000元，較二零零四年上升64.2%。主要是受人民幣升值之影響，以致本年度錄得匯兑損失為人民幣58,699,000元。

權益持有人應佔利潤

由於上述原因，本集團二零零五年權益持有人應佔利潤為人民幣3,582,782,000元，較二零零四年的人民幣4,013,622,000元，減少人民幣430,840,000元，減幅為10.7%。

流動資產及資金來源

本集團流動資金主要來源為來自經營業務的現金淨流入量及銀行借貸。現金主要用途為營運成本支出、新建船舶、購置集裝箱、支付股息以及借貸資金及融資租賃的歸還本息。

於二零零五年十二月三十一日，本集團銀行借款合人民幣5,608,165,000元，到期還款期限分佈在二零零六年至二零一五年之間，需分別於一年內還款為人民幣501,053,000元，於一至兩年內還款為人民幣753,461,000元，於兩年後至五年內還款為人民幣2,543,910,000元，於五年後還款為人民幣1,809,741,000元。本集團的長期銀行貸款主要用於購買新船及集裝箱。

於二零零五年十二月三十一日，本集團的長期銀行貸款以共值人民幣6,727,496,000元（二零零四年十二月三十一日值人民幣4,061,047,000元）之若干集裝箱船舶及在建船舶按揭作抵押，建造船舶合約以及若干擁有貨船的附屬公司股份押記作為抵押。

於二零零五年十二月三十一日，本集團的定息借款為人民幣3,996,800,000元，以浮動利率美元借款為人民幣1,611,365,000元。本集團的借款以人民幣及美元結算，而現金及現金等價物主要以此兩種貨幣持有。

流動資產淨值

截至二零零五年十二月三十一日，本集團流動資產淨額為人民幣3,933,154,000元。

流動資產主要包括：燃料存貨計人民幣553,080,000元；應收貿易賬款及票據計人民幣4,054,345,000元；預付賬款及其他應收款計人民幣129,154,000元；以及現金、銀行存款3,423,373,000元。

流動負債主要包括：應付賬款及票據計人民幣2,759,412,000元；應計費用及其他應付款計人民幣305,702,000元；應交稅額計人民幣201,950,000元；一年內到期的長期借款計人民幣501,053,000元；一年內應付融資租約款計人民幣458,681,000元。

現金流量

截至二零零五年十二月三十一日，本集團來自經營活動的現金淨額為人民幣5,141,148,000元，主要以人民幣、美元及港幣定值，較二零零四年度減少人民幣19,457,000元。二零零五年度期末現金結餘同比減少人民幣2,440,118,000元，主要反映了本集團本年度用於對船舶、集裝箱建造等投資活動、支付股息、歸還銀行貸款本息及償還融資租賃等融資活動的現金淨額超過來自經營活動的現金淨額。經營產生的現金淨額如毋須撥付營運資金所需時主要持有作短期及活期銀行存款。

下表提供有關本集團於所示期間的現金流量資料：

截至二零零五年十二月三十一日　　單位：人民幣

	二零零五年	二零零四年
來自經營活動的現金淨額	5,141,148,000	5,160,605,000
用於投資活動的現金淨額	(4,997,605,000)	(6,285,895,000)
（用於）／來自融資活動的現金淨額	(2,583,661,000)	5,504,317,000
現金及現金等價物（減少）／增加淨額	(2,440,118,000)	4,379,027,000

來自經營活動的現金淨額

截至二零零五年十二月三十一日，來自經營活動的現金淨額為人民幣5,141,148,000元，較二零零四年的人民幣5,160,605,000元減少人民幣19,457,000元。本集團來自經營活動的現金淨額的變動，是由於營運成本上升同時毛利下降所致。二零零五年經營產生的現金淨額為人民幣5,304,218,000元，較二零零四年的人民幣5,479,183,000元減少3.2%。但在規定期限內支付所得稅額同比減少人民幣155,508,000元，減幅達48.8%。

用於投資活動的現金淨額

截至二零零五年十二月三十一日，用於投資活動的現金淨額為人民幣4,997,605,000元，較二零零四年的人民幣6,285,895,000元減少人民幣1,288,290,000元，主要由於本集團為船舶和其他在建工程的資本開支人民幣5,088,539,000元較該項資本開支二零零四年為人民幣6,277,173,000元減少所致。

用於融資活動的現金淨額

截至二零零五年十二月三十一日，用於融資活動的現金淨額為人民幣2,583,661,000元，較二零零四年人民幣5,504,317,000元淨減少人民幣8,087,978,000元，變動的最主要原因為本集團上年度上市募集資金人民幣7,159,713,000元。本年度支付股利人民幣1,686,098,000元也是主要原因之一。

應收貿易賬款的平均周轉期

由於管理層致力加強客戶清償款項的信貸控制，應收貿易賬款的平均周轉期日數與上一年度基本持平。

淨負債率

截至二零零五年十二月三十一日，本集團的淨負債率（淨債務與股東權益之比率）為30%，高於二零零四年之11%。淨負債率的上升主要原因為本集團本年度對船舶及集裝箱建造等資本支出及支付股利超過了來自經營活動的現金淨流入。

外匯風險及有關對沖

本集團大部分收入以美元結算或以美元計價。然而，大部分經營支出亦是以美元結算或計價。因此，人民幣自二零零五年七月以來持續升值對經營淨收入帶來的負面影響，能在一定程度上得以相互自然沖消。

隨著人民幣升值，以美元及港幣為面值的現金及現金等價物等貨幣性淨資產持續貶值，年內本集團致力改善此等資產之貨幣結構，因此本集團得以控制年度匯兌損失為人民幣58,699,000元。本集團一直以來密切關注人民幣匯率的波動，對經營淨現金流入的外幣收入及時結匯，降低匯率變動帶來的損失。未來本集團將繼續執行及時結匯的政策，減少以外幣計價的貨幣性淨資產，並在需要之時，以適當的方法，包括遠期合約等對沖工具按本集團業務的實際需要，減低本集團的外匯風險。然而，截至二零零五年十二月三十一日，本集團並未進行任何外匯遠期合約或其他對沖工具的交易。

資本開支

截至二零零五年十二月三十一日止年度，用於添置集裝箱船舶、在建中船舶開支為人民幣4,020,253,000元，用於改良經營租賃的船舶開支為人民幣8,456,000元，用於信息系統開發開支為人民幣13,022,000元，用於購買集裝箱開支為人民幣2,492,475,000元，用於購置汽車開支為人民幣6,571,000元以及用於購買辦公室設施人民幣40,415,000元。

資本承擔

截至二零零五年十二月三十一日，本集團就已訂約但未撥備之在建船舶和購買集裝箱的資本承擔分別為人民幣4,315,787,000元和人民幣160,036,000元。預計部分可由經營業務產生的現金支付，其他主要從銀行貸款支付。

收購

本集團於二零零五年度內無收購活動發生。

或然負債

於二零零五年十二月三十一日，本集團並無重大的或然負債。

僱員、培訓及福利

截至二零零五年十二月三十一日，本集團共有僱員3,447人，較二零零四年十二月三十一日增加305人，總開支約為人民幣605,171,000元（其中包含為賦予本公司董事（「董事」）及員工的H股股票增值權而於本年度預提的人民幣1,451,000元）。另外，本集團與多間中國海運（集團）總公司的附屬公司訂有合約，它們向本集團提供合共約3,058名船員，主要服務於自有及光租船舶上。

本集團的員工酬金包括基本薪酬、其他津貼及表現花紅。本集團為其員工採納一項表現掛鈎花紅計劃。該計劃專為將本集團員工的財務利益與若干業務表現指標掛鈎。該等指標可能包括但不限於本集團的目標利潤。

本集團員工的表現掛鈎花紅計劃細則各不相同。本集團現分別對其各附屬公司設定須達到的若干表現指標，並按當地情況制定本身的詳細表現酬金政策。

本集團設有一項以現金償付、以股票為基礎的補償計劃，名為「H股股票增值權計劃」。獲授予增值權的僱員向本公司提供的服務的公平值確認為本公司的費用。僱員有可能於未來享有一份以現金支付的補償，該補償以行權時本公司之股票價格與授予時的價格的增長為基礎來計算。

其它數據

暫停辦理股東登記手續

股東登記手續將由二零零六年五月二十一日（星期日）至二零零六年六月二十日（星期二）（包括首尾兩天在內）期間暫停辦理。為了符合資格獲派特別股息、所有過戶文件連同有關股票，須於二零零六年五月十九日（星期五）下午四時正前交往中海集運的股份過戶登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心46樓。

購買、出售或贖回股份

自二零零五年一月一日起，至本公告刊發之日止，本公司並無贖回任何股份。本公司或其任何附屬公司於同期內並無購買或出售本公司任何股份。

審核委員會
本集團截至二零零五年十二月三十一日止年度之財務報表已經由本公司的審核委員會審閱。

符合上市規則的《企業管治常規守則》
董事會欣然確認，概無董事知悉有任何資料合理地顯示，本集團於二零零五年內任何時候未有遵守上市規則附錄十四所載的《企業管治常規守則》之適用的守則條文的規定。

本公司就董事及監事的證券交易，已經採納一套不低於上市規則附錄十所載的《上市發行人董事進行證券交易的標準守則》(「標準守則」)作為董事及監事的標準行為守則。在向所有董事及監事作出特定查詢後，本公司確認其董事及監事已遵守標準守則規定有關董事及監事證券交易的標準。

董事辭任及委任
本公司於二零零五年二月十八日舉行的臨時股東大會通過決議，並確認王湘雲先生已辭去本公司董事職務，由該屆臨時股東大會結束起生效。本公司並於二零零五年十月十二日臨時股東大會通過決議，並確認燕明義先生已辭去本公司董事職務，由該屆臨時股東大會結束起生效。

董事會及王湘雲先生確認，(i)王湘雲先生、董事會與本公司之間並無任何糾紛；及(ii)並無有關其辭任而須股東留意的事宜。

董事會及燕明義先生確認，(i)燕明義先生、董事會與本公司之間並無任何糾紛；及(ii)並無有關其辭任而須股東留意的事宜。

董事會藉此機會感謝王湘雲先生及燕明義先生在任期間對本公司作出的寶貴貢獻。

董事會進一步宣佈，黃小文先生、趙宏舟先生及張國發先生已於二零零五年二月十八日臨時股東大會中分別獲正式委任為本公司執行董事、執行董事及非執行董事，由該屆臨時股東大會結束起生效。董事會進一步宣佈，徐輝先生已於二零零五年十月十二日臨時股東大會中獲正式委任為本公司非執行董事，由該屆臨時股東大會結束起生效。

監事辭任及委任
本公司於二零零五年二月十八日舉行的臨時股東大會通過決議，並確認趙士江先生已辭去本公司監事職務，由該屆臨時股東大會結束起生效。本公司並於二零零五年十月十二日臨時股東大會通過決議，並確認張榮標先生已辭去本公司監事職務，由該屆臨時股東大會結束起生效。

董事會及趙士江先生確認，(i)趙士江先生、監事會與本公司之間並無任何糾紛；及(ii)並無有關其辭任而須股東留意的事宜。

董事會及張榮標先生確認，(i)趙士江先生、監事會與本公司之間並無任何糾紛；及(ii)並無有關其辭任而須股東留意的事宜。

董事會藉此機會感謝趙士江先生及張榮標先生在任期間對本公司作出的寶貴貢獻。

董事會進一步宣佈，黃新明先生及屠士明先生已分別於二零零五年二月十八日及二零零五年十月十二日臨時股東大會中獲正式委任為本公司監事，分別由前述臨時股東大會結束起生效。

於聯交所網站披露資料
本公告之電子版本在香港聯合交易所有限公司(「聯交所」)網站：(http://www.hkex.com.hk)刊登。本公司將於適當時候向股東寄發及於聯交所網站登載截至二零零五年十二月三十一日止之年度報告，當中載有上市規則附錄十六建議之所有數據。

承董事會命
中海集裝箱運輸股份有限公司
董事長
李克麟

中華人民共和國，上海
二零零六年四月十八日

於本公告刊發日期，本公司董事會由執行董事李克麟先生、賈鴻祥先生、黃小文先生及趙宏舟先生，非執行董事李紹德先生、張建華先生、王大雄先生、張國發先生及徐輝先生及獨立非執行董事胡漢湘先生、顧念祖先生、汪宗熙先生及林兆偉先生組成。

* *本公司根據香港法例第32章公司條例第XI部以其中文名稱和英文名稱「China Shipping Container Lines Company Limited」登記為海外公司。*

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

股東周年大會通知

茲通告中海集裝箱運輸股份有限公司（「本公司」）謹訂於二零零六年六月二十日（星期二）下午十四時假座中華人民共和國（「中國」）上海市浦東新區福山路450號三樓第一會議室召開本公司二零零五年度股東周年大會（「股東周年大會」），以處理下列事宜：

普通決議案：

1. 省覽及批准本公司截至二零零五年十二月三十一日止年度董事會報告；
2. 省覽及批准本公司截至二零零五年十二月三十一日止年度監事會報告；
3. 省覽及批准本公司及本集團於及截至二零零五年十二月三十一日止年度經審計的財務報表和核數師報告；
4. 省覽及批准本公司截至二零零五年十二月三十一日止年度利潤分配方案、截至二零零五年十二月三十一日止年度末期股息派發方案、授權本公司董事會向本公司股東派發末期股息；
5. 省覽及確定本公司董事及監事截至二零零六年十二月三十一日止年度酬金；
6. 省覽及批准聘任羅兵咸永道會計師事務所（香港執業會計師）及上海眾華滬銀會計師事務所分別為本公司的國際及國內核數師，任期至下屆股東周年大會結束及授權董事會的審核委員會決定其各自的酬金；
7. 省覽及批准採納香港聯合交易所有限公司證券上市規則附錄十四《企業管治常規守則》所載的各項守則條文作為本公司的企業管治守則。
8. 省覽及批准對本公司的H股股票增值權計劃實施辦法（「實施辦法」）的部分修訂，包括：

   (i) 在原實施辦法的行權程式中增加行權人可以通過公司網站行權專用窗口在網上直接行權的方式；

   (ii) 將原實施辦法中的「單位行權收益」的定義改為：

   「如果行權人以在公司網站行權專用窗口行權，單位行權收益為行權人在公司網站行權專用窗口輸入的目標價，若該目標價不高於公司H股股票在行權日在香港聯交所的最高交易價，較之行使價的增值額；如果行權人以提交《行權申請書》的方式行權，單位行權收益為行權人在《行權申請書》中填入的目標價，若該目標價不高於公司H股股票在行權日在香港聯交所的最高交易價，較之行使價的增值額」；及

   (iii) 與上述(i)和(ii)相關的其他修訂。

特別決議案：

9. 省覽、酌情及批准：

「動議：

(1) 授予本公司董事會無條件一般性授權，以發行、配發及處理本公司的額外股份（不論是內資股或H股），以及作出或授出與此有關的要約、協議及選擇權，惟受下列條件所規限：

   (a) 除非本公司董事會可能於有關期間內作出或授出可能須於有關期間結束後行使該等權力的要約、協議及選擇權，否則有關授權不得延長至超過有關期間；

   (b) 本公司董事會配發或有條件或無條件同意將予配發（不論是否根據選擇權或以其它方式）之股本面值總額不得超過：

      (i) 本公司已發行的內資股總面值的20%；及／或

      (ii) 本公司已發行的H股總面值的20%，

   兩者情況均以本決議案日期為准；及

   (c) 本公司董事會將僅會根據（不時修訂的）中國公司法及香港聯合交易所有限公司證券上市規則行使有關授權下的權力，及將僅會於取得中國證券監督管理委員會及／或其它有關的中國政府機關的所有必要批准後行使有關授權下的權力；

   就本決議案而言：

   「內資股」指就本公司股本中面值為每股人民幣1.00元的國內投資股份，由中國投資者以人民幣持有；

   「H股」指本公司股本中面值為每股人民幣1.00元的境外上市外資股，以港元認購及買賣；

   「有關期間」指通過本決議案起直至下列最早日期止期間：

   (A) 在本決議案通過後，本公司下屆股東周年大會結束時；或

   (B) 在本決議案通過後12個月屆滿時；或

   (C) 本公司股東於股東大會上以特別決議案撤回或修訂本決議案所載的授權當日；及

(2) 待董事會議決根據本決議案第(1)分段發行股份後，授權本公司的董事會：

   (a) 批准、簽署及採取或促使簽署及採取他們認為就發行該等新股而言屬必須的所有文件、契約及事宜，包括但不限於發行的時間及地點、向有關機關提出所有必要的申請、訂立包銷協議（或任何其它協議）；

   (b) 釐定募集資金用途及向有關的中國、香港及其它機關作出所有必要存檔及登記；及

   (c) 透過根據本決議案第(1)分段發行的股份，按照資本的實際增幅增加本公司的註冊股本、向中國的有關機關登記所增加的資本，以及對本公司的公司章程作出其認為適當的修訂，以反映本公司註冊股本的增加及因而產生的任何其它變動。」；及

普通決議案：

10. 審議及批准任何持有本公司在該股東大會有表決權的股份5%或以上的股東在會上提出的提案（如有的話）。

承董事會命
中海集裝箱運輸股份有限公司
董事長
李克麟

中華人民共和國，上海
二零零六年四月十八日

附註：

(A) 董事會已建議派發截至二零零五年十二月三十一日止年度末期股息每股人民幣0.12元。如該等有關派發股息的決議案獲得股東的批准及通過，股息預期將於二零零六年6月30日左右付予於二零零六年六月二十日名列本公司股東名冊的股東。

為了舉行股東周年大會，本公司將於二零零六年五月二十一日星期日至二零零六年六月二十日星期二（包括首尾兩天）暫停辦理股東登記，期間轉讓本公司的股份將不獲登記。於二零零六年五月二十二日星期一辦公時間完結時名列股東名冊的本公司股東，有權出席股東周年大會，及於會上投票。

為了出席股東周年大會，本公司H股持有人須於二零零六年五月十九日星期五下午四時前，將所有過戶文件，連同有關股票送到本公司H股過戶登記處香港中央證券登記有限公司。

香港中央證券登記有限公司的地址如下：

香港
皇后大道東183號
合和中心46樓

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

(B) 擬出席股東周年大會的內資股或H股持有人必須填妥回執，並最遲須於股東周年大會日期前20日（即不遲於二零零六年五月三十一日星期三）將回執交回本公司的董事會秘書處。

本公司董事會秘書處的地址如下：

中華人民共和國
上海市
浦東新區
福山路450號
3樓
200122

電話：(86) 21 6596 6666
傳真：(86) 21 6596 6813

(C) 凡有權出席股東周年大會及於會上投票的各H股持有人均可書面委任一位或多位人士（不論該人士是否為股東）作為其代表，代其出席股東周年大會及於會上投票。委任超過一名代表的股東，其代表只能以投票表決方式行使表決權。

(D) 股東須以書面形式委任代表，由委任人簽署或由其以書面形式正式授權的受權人簽署。如文據由委任人的受權人簽署，則授權該受權人簽署的授權書或其它授權文件必須經過公證簽署核證。

(E) 就H股持有人而言，代表委任表格及（如代表委任表格由持有代表委任人的授權書或其它授權文件的人士簽署）經公證人簽署的授權書或其它授權文件的認證副本，必須於股東周年大會或其任何續會指定舉行時間24小時前交回本公司的H股過戶登記處香港中央證券登記有限公司（地址載於上文附註(A)），以令該等文件有效。

(F) 各內資股持有人均有權以書面委任一位或多位人士（不論該人士是否為股東）作為其代表，代其出席股東周年大會及於會上投票。附註(C)至(E)亦適用於內資股持有人，除了其代表委任表格或其它授權文件必須於股東周年大會或其任何續會舉行時間24小時前交回本公司董事會秘書處（地址載於上文附註(B)），以令該等文件有效。

(G) 如受委代表代表股東出席股東周年大會，該受委代表應出示其身份證明文件及經受委代表或其法律代表簽署的文據，並注明文件簽發日期。如法人股東委派其公司代表出席股東周年大會，該代表必須出示其身份證明文件及董事會或其它權力機構通過的決議案，以及該法人股東發出的牌照的認證副本。

(H) 根據本公司的公司章程第8.18條至第8.20條，於股東周年大會上，決議案須以舉手錶決方式決定，除非下列人士於舉手錶決進行投票之前或之後要求以投票表決方式進行：

(1) 大會主席；

(2) 最少兩名親身或由受委代表出席並有權投票的股東；

(3) 一名或以上親身或由受委代表出席的股東，且佔附帶權利可於會上投票的所有股份的10%或以上。

以投票表決方式的要求可由提出有關要求的人士撤回。就選舉大會主席或有關大會續會的問題而要求的投票表決，須實時進行。就有關任何其它問題而要求的投票表決，須於大會主席指示的時間進行，而要求以投票表決方式進行以外的任何事宜可於進行投票表決後進行。投票表決結果須被視為要求進行投票表決的大會的決議。於大會上進行投票表決時，有兩票或以上投票權的股東（包括受委代表）毋須以同一方式投下其所有投票。

(I) 預期股東周年大會需時半天，參加股東周年大會的股東的交通及食宿費用自理。

於本通告刊發日期，本公司董事會由執行董事李克麟先生、買鴻祥先生、黃小文先生及趙宏舟先生；非執行董事李紹德先生、張建華先生、王大雄先生、張國發先生及徐輝先生；以及獨立非執行董事胡漢湘先生、顧念祖先生、汪宗熙先生及林兆偉先生組成。

「請同時參閱本公布於經濟日報刊登的內容。」